FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Mortgage Funding Securities II, Inc.	**0000945212**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 17, 2003, Series 2003-HI4	**333-110340**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RESIDENTIAL FUNDING MORTGAGE SECURITIES INC II, INC.

By: [signature]

Name: Mark White

Title: Vice President

Dated: December 17, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$290,115,000 *(Approximate)*
Home Loan-Backed Notes,
Series 2003-HI4

Residential Funding Mortgage Securities II, Inc.
Depositor

Home Loan Trust 2003-HI4
Issuer

Residential Funding Corporation
Seller and Master Servicer

December 5, 2003

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$290,115, 000 (Approximate)

Issuer:	Home Loan Trust 2003-HI4
Depositor:	Residential Funding Mortgage Securities II, Inc.
Seller:	Residential Funding Corporation
Underwriters:	Lead Manager: Bear, Stearns & Co. Inc. Co-Manager: Residential Funding Securities Corporation
Master Servicer:	Residential Funding Corporation (the "Master Servicer" or "RFC").
Initial Subservicer:	HomeComings Financial Network, Inc. ("HomeComings"), an affiliate of the Depositor.
Indenture Trustee:	JPMorgan Chase Bank
Owner Trustee:	Wilmington Trust Company
The Notes:	Home Loan Trust 2003-HI4 will issue 9 classes of Home Loan-Backed Notes, namely: the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Notes (collectively, the "Class A Notes"); and the Class M-1, Class M-2 and Class M-3 Notes (collectively, the "Class M Notes" and together with the Class A Notes, the "Offered Notes"). In addition, the beneficial ownership interest in the trust will be represented by one class of Certificates which will consist of two components, the "B Component" and the "Residual Component." **The Class A Notes and the Class M Notes will be offered by the Prospectus; the Certificates will not be publicly offered.**

Characteristics of the Notes and Certificates (a), (b), (c)

Notes And Certificates	Original Note Balance	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Maturity Date	Ratings (Moody's/S&P)
Class A-1	$80,690,000	Floating (d)	0.90	0	20	5/25/2011	Aaa / AAA
Class A-2	$30,830,000	Fixed	2.00	19	9	2/25/2013	Aaa / AAA
Class A-3	$54,095,000	Fixed	3.00	27	19	5/25/2016	Aaa / AAA
Class A-4	$25,878,000	Fixed	5.00	45	31	5/25/2018	Aaa / AAA
Class A-5	$10,056,000	Fixed	7.00	75	18	4/25/2020	Aaa / AAA
Class A-6	$23,329,000	Fixed (e)	9.43	92	28	1/25/2029	Aaa / AAA
Class M-1	$25,327,000	Fixed (e)	6.90	42	78	1/25/2029	Aa2 / AA
Class M-2	$21,490,000	Fixed (e)	6.90	42	78	1/25/2029	A2 / A
Class M-3	$18,420,000	Fixed (e)	6.90	42	78	1/25/2029	Baa2 / BBB
B Component (f)	$16,885,000	Fixed (e)	6.90	42	78	1/25/2029	Ba2 / BB

Notes:

(a) 100% Prepayment Assumption: 2.0% CPR in month 1 of the Home Loans, and an additional 1.071429% per annum in each month thereafter until month 15. On and after month 15, 17.0% CPR.

(b) Transaction priced to a 10% clean-up call.

(c) The principal balance of each Class of Notes and Certificates is subject to a 5% variance.

(d) The lesser of (a) One-Month LIBOR + 0.__% per annum and (b) 8.00% per annum.

(e) If the 10% clean-up call is not exercised, the Note Rate applicable to the Class A-6 Notes, Class M-1 Notes, Class M-2 Notes, Class M-3 Notes and the interest rate on the B Component will increase by 0.50% per annum on the second Payment Date after the first possible Call Date.

(f) The B Component is not offered hereby.

The Assets of the Trust: The assets of the Trust will include a pool of conventional, closed-end, primarily second-lien, fixed-rate home loans (the "Home Loans"), the proceeds of which will be used primarily for debt consolidation. The Home Loans will be secured by mortgages, deeds of trust or other similar security instruments. A substantial majority of the Home Loans will have a combined loan-to-value ratio in excess of 100%. As of the Statistical Cut-off Date, the principal balance of the Home Loans will be approximately $248,738,960.

As of the Statistical Date, approximately [0.028]% of Home Loans, were subject to the Home Ownership Act, these loans were originated on or before January 18, 1999. In addition, as of the Statistical Date, approximately [0.120]% of the Home Loans, may be subject to the Homeownership Act, these loans were originated on or before January 18, 1999.

Statistical Cut-off Date: As of November 1, 2003.

Cut-off Date: As of December 1, 2003.

Closing Date: On or about December 23, 2003.

Payment Date: The 25th of each month (or the next business day), commencing on January 26, 2004.

Delay Days: The Offered Notes, other than the Class A-1 Notes, will have a payment delay of 24 days. With respect to the Class A -1 Notes, 0 days.

Note Rate: Interest will accrue on all of the Offered Notes, other than the Class A -1 Notes, at a fixed rate during the month prior to the month of the related Payment Date on a 30/360-day basis.

The coupon on the Class A -1 Notes will be equal to the lesser of (a) One-Month LIBOR + 0.__% per annum and (b) 8.00% per annum, payable monthly.

With respect to any Payment Date, the Class A -1 Notes will be entitled to interest accrued from and including the preceding Payment Date (or from and including the Closing Date in the case of the first Payment Date) to and including the day prior to the then current Payment Date (the "Class A -1 Accrual Period") at the Class A -1 Note Rate on the aggregate principal balance of the Class A -1 Notes on an actual/360-day basis.

The Note Rate applicable to the Class A- 6 Notes, Class M-1 Notes, Class M-2 Notes and Class M-3 Notes and the interest rate on the B Component will increase by 0.50% per annum on the second Payment Date after the first possible Call Date.

Priority of Payments:

On each Payment Date, principal and interest collections will be allocated from the payment account in the following order of priority:

Interest

(1) To pay accrued and unpaid interest on the Class A Notes, *pro rata;*
(2) To pay accrued and unpaid interest, on the Class M-1 Notes, the Class M-2 Notes, the Class M-3 Notes and the B Component, in that order.

Principal

(1) To pay as principal on the Class A Notes, an amount equal to the Senior Principal Distribution Amount for such Payment Date, allocated as described below;
(2) To pay as principal on the Class M-1 Notes, an amount equal to the Class M-1 Principal Distribution Amount;
(3) To pay as principal on the Class M-2 Notes, an amount equal to the Class M-2 Principal Distribution Amount;
(4) To pay as principal on the Class M-3 Notes, an amount equal to the Class M-3 Principal Distribution Amount; and
(5) To pay as principal on the B Component, an amount equal to the B Component Principal Distribution Amount.

Net Monthly Excess Cash Flow

(1) To pay as principal to the Offered Notes and the B Component, an amount necessary to cover the Liquidation Loss Distribution Amounts on the Home Loans;
(2) To pay as principal on the Offered Notes and the B Component, the amount necessary to cause the overcollateralization amount to equal the Reserve Amount Target;
(3) To reimburse the Class M-1, Class M-2 and Class M-3 Notes and the B Component, in that order, for any losses previously allocated, with interest thereon; and
(4) To pay the holders of the Residual Component, any remaining Excess Cash Flow.

Principal Distributions for the Notes:

Any payments of principal allocable to the Class A Notes shall be paid to the Class A -1 Notes, the Class A -2 Notes, the Class A -3 Notes, the Class A -4 Notes, the Class A -5 Notes and the Class A -6 Notes, in that order, in each case until the outstanding note balances of each of these notes has been reduced to zero.

The Class M Notes and B Component will not receive any principal payments prior to the Stepdown Date or on or after the Stepdown Date (so long as a Trigger Event is in effect), unless the aggregate note balance of the Class A Notes is equal to zero. On or after the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A Notes, the Class M Notes and the B Component as described under "Priority of Payments."

Credit Enhancement:

Credit enhancement with respect to the Notes will be provided by (1) Excess Spread, (2) Overcollateralization and (3) Subordination.

Excess Spread: Because the mortgagors are expected to pay more interest on the Home Loans than is necessary to pay interest on the Notes and Certificates, along with fees and expenses of the trust each month, there may be excess interest. On each Payment Date, this excess interest may be used to protect the Notes and Certificates against losses by making an additional payment of principal up to the amount of the losses.

Overcollateralization: Excess spread will be applied, to the extent not needed to cover current period losses, to make accelerated payments of principal to the securities then entitled to receive payments of principal, until the pool balance exceeds the sum of the aggregate note balance and the component principal balance of the B Component of the Certificates by a specified amount. This excess represents overcollateralization. Prior to the Stepdown Date, the "Required Overcollateralization Amount" will be equal to [2.80]% of the Cut-off date pool balance. On or after the Stepdown Date, the Required Overcollateralization Amount will be permitted, subject to certain performance triggers being satisfied, to decrease to [5.60]% of pool balance of the Home Loans, subject to a floor of 0.50% of the Cut-off date pool balance.

Subordination: Except as described below, if the Class M Notes remain outstanding, losses on the Home Loans which are not covered by excess cash flow, overcollateralization, or the subordination provided by the B Component of the Certificates will be allocated to the class of Class M Notes with the lowest payment priority. Losses will not be allocated to the Class A Notes.

Initial Subordination (% Orig.):
[26.75]% for the Class A Notes;
[18.50]% for the Class M-1 Notes;
[11.50]% for the Class M-2 Notes;
[5.50]% for the Class M-3 Notes; and
[0.00]% for the B Component.

Trigger Event: A Trigger Event is in effect with respect to any Payment Date on or after the Stepdown Date if either:

(1) The three-month average of the Sixty-Plus Delinquency Percentage, as determined as of that Payment Date and the immediately preceding two Payment Dates, is greater than [5.00%]; or

(2) The cumulative realized losses on the Home Loans as a percentage of the initial pool balance of the Home Loans as of the Cut-off Date exceed the following amounts:

(i)	Month 37-48	8.50% in month 37, plus an additional 1/12th of 3% for every month thereafter;
(ii)	Month 49-60	11.50% in month 49, plus an additional 1/12th of 2% for every month thereafter;
(iii)	Month 61-72	13.50% in month 61, plus an additional 1/12th of 0.50% for every month thereafter; and
(iv)	Month 73 and thereafter	14%

provided, however, that if the six-month average of the aggregate Liquidation Loss Amount, as determined for that Payment Date and the immediately preceding five Payment Dates, is less than 50% of the six-month average of the Net Monthly Excess Cash Flow, as determined for that Payment Date and the immediately preceding five Payment Dates, a Trigger Event shall not be deemed to be in effect.

Senior Principal Distribution Amount:

With respect to any Payment Date, (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Payment Date, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the Principal Distribution Amount for that Payment Date; and (II) the excess of (A) the aggregate note balance of the Class A Notes immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date and (y) the pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, less the Reserve Amount Floor.

Class M-1 Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate note balance of the Class A Notes (after taking into account the payment of the Senior Principal Distribution Amount for that Payment Date) and (2) the note balance of the Class M-1 Notes immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the pool balance of the Home Loans after giving affect to distributions to be made on that Payment Date and (y) the pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, less the Reserve Amount Floor.

Class M-2 Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount and Class M-1 Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount and Class M-1 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate note balance of the Class A and Class M-1 Notes (after taking into account the payment of the sum of the Senior Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Payment Date) and (2) the note balance of the Class M-2 Notes immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the pool balance of the Home Loans after giving affect to distributions to be made on that Payment Date and (y) the pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, less the Reserve Amount Floor.

Class M-3 Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate note balance of the Class A, Class M-1 and Class M-2 Notes (after taking into account the payment of the sum of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount for that Payment Date) and (2) the note balance of the Class M-3 Notes immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the pool balance of the Home Loans after giving affect to distributions to be made on that Payment Date and (y) the pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, less the Reserve Amount Floor.

B Component Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate of the note balance of the Class A, Class M-1, Class M-2 and Class M-3 Notes (after taking into account the payment of the sum of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount for that Payment Date) and (2) the Component Principal Balance of the B Component immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the pool balance of the Home Loans after giving affect to distributions to be made on that Payment Date and (y) the pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, less the Reserve Amount Floor.

Stepdown Date: The Stepdown Date is the Payment Date occurring on the later of:

(1) the Payment Date in January 2007 (i.e., on the 37th Payment Date); and

(2) the first Payment Date on which the pool balance is less than 50% of the Cut-off date pool balance.

Subordination Percentage: As to any class of Offered Notes, the respective approximate percentages set forth below:

Class A	40.90%
Class M-1	57.40%
Class M-2	71.40%
Class M-3	83.40%
B Component	94.40%

Reserve Amount Target: On any Payment Date prior to the Stepdown Date, an amount equal to 2.80% of the Cut-off Date pool balance. On or after the Stepdown Date, the Reserve Amount Target will be equal to the greater of: (a) 5.60% of the pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date and (b) the Reserve Amount Floor; provided, however, that any scheduled reduction to the Reserve Amount Target on or after the Stepdown Date as described above shall not be made on any Payment Date if a Trigger Event is in effect.

In addition, the Reserve Amount Target may be reduced with the prior consent of the Rating Agencies.

Reserve Amount Floor: With respect to the Home Loans, an amount equal to [0.50]% of the pool balance of the Home Loans as of the Cut-off date.

Outstanding Reserve Amount: With respect to any Payment Date, the excess, if any, of the pool balance of the Home Loans after giving effect to distributions of principal to be made on that Payment Date, over the sum of the aggregate note balance of the Class A Notes and Class M Notes and the Component Principal Balance of the B Component as of such date, after taking into account distribution of principal to be made on that Payment Date.

Master Servicing Fee: 0.08% per annum, payable monthly. The fees of the Trustees will be paid from the Master Servicing Fee.

Subservicing Fee: 0.50% per annum, payable monthly.

Advancing: There is no required advancing of delinquent scheduled monthly payments of principal or interest on the Home Loans by the Master Servicer, the Subservicer, the Trustees or any other entity.

Liquidation Loss Amount: With respect to any Payment Date and any Home Loan that became a Liquidated Home Loan during the related collection period, the unrecovered portion of the principal balance of that Home Loan at the end of such collection period, after giving effect to the net liquidation proceeds applied to reduce the principal balance of that Home Loan. In addition, as to any Home Loan for which the principal balance has been reduced in connection with bankruptcy proceedings, the amount of the reduction will be treated as a Liquidation Loss Amount.

Liquidated Home Loan: With respect to any Payment Date, any Home Loan which the master servicer has determined, based on the servicing procedures specified in the servicing agreement, as of the end of the preceding Collection Period, that all liquidation proceeds which it expects to recover in connection with the disposition of the related mortgage property have been recovered. In addition, the master servicer will treat any Home Loan that is 180 days or more delinquent as having been finally liquidated.

Optional Redemption: The Master Servicer may, at its option, effect an early redemption or termination of the Notes on the first Payment Date on which the pool balance declines to less than 10% of the Cut-off date pool balance (the "Call Date").

Form of Registration: Book-Entry form, same day funds through DTC, Clearstream and Euroclear.

Tax Status: For federal income tax purposes, the Notes will be characterized as indebtedness of the Issuer.

ERISA Eligibility: The Notes may be eligible for purchase by employee benefit plans and other plans and arrangements that are subject to ERISA or Section 4975 of the Code, subject to certain considerations.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

Class A-1 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	3.49	1.33	1.06	0.90	0.79	0.72
Modified Duration (years)	3.36	1.30	1.04	0.89	0.78	0.71
First Principal Payment	1/25/04	1/25/04	1/25/04	1/25/04	1/25/04	1/25/04
Last Principal Payment	10/25/10	8/25/06	12/25/05	8/25/05	5/25/05	3/25/05
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	82	32	24	20	17	15
Illustrative Yield @ Par (30/360)	1.36%	1.36%	1.36%	1.37%	1.37%	1.37%

Class A-2 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	7.83	3.21	2.45	2.00	1.71	1.50
Modified Duration (years)	6.88	3.02	2.33	1.92	1.64	1.45
First Principal Payment	10/25/10	8/25/06	12/25/05	8/25/05	5/25/05	3/25/05
Last Principal Payment	9/25/12	9/25/07	10/25/06	4/25/06	12/25/05	9/25/05
Principal Lockout (months)	81	31	23	19	16	14
Principal Window (months)	24	14	11	9	8	7
Illustrative Yield @ Par (30/360)	2.99%	2.95%	2.93%	2.91%	2.90%	2.88%

Class A-3 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	10.13	4.89	3.72	3.00	2.52	2.17
Modified Duration (years)	8.34	4.41	3.43	2.80	2.37	2.06
First Principal Payment	9/25/12	9/25/07	10/25/06	4/25/06	12/25/05	9/25/05
Last Principal Payment	8/25/15	3/25/10	10/25/08	10/25/07	3/25/07	8/25/06
Principal Lockout (months)	104	44	33	27	23	20
Principal Window (months)	36	31	25	19	16	12
Illustrative Yield @ Par (30/360)	3.62%	3.59%	3.58%	3.56%	3.55%	3.53%

Class A-4 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	12.93	7.92	6.19	5.00	4.17	3.27
Modified Duration (years)	9.49	6.46	5.25	4.36	3.70	2.97
First Principal Payment	8/25/15	3/25/10	10/25/08	10/25/07	3/25/07	8/25/06
Last Principal Payment	1/25/18	8/25/13	9/25/11	4/25/10	3/25/09	6/25/08
Principal Lockout (months)	139	74	57	45	38	31
Principal Window (months)	30	42	36	31	25	23
Illustrative Yield @ Par (30/360)	4.71%	4.70%	4.69%	4.67%	4.66%	4.64%

Class A-5 (to cal / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	14.48	10.54	8.53	7.00	5.86	4.99
Modified Duration (years)	9.80	7.84	6.67	5.69	4.90	4.27
First Principal Payment	1/25/18	8/25/13	9/25/11	4/25/10	3/25/09	6/25/08
Last Principal Payment	10/25/18	5/25/15	4/25/13	9/25/11	6/25/10	7/25/09
Principal Lockout (months)	168	115	92	75	62	53
Principal Window (months)	10	22	20	18	16	14
Illustrative Yield @ Par (30/360)	5.45%	5.45%	5.44%	5.43%	5.42%	5.41%

Class A-6 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	18.52	13.01	11.17	9.43	8.00	6.88
Modified Duration (years)	10.88	8.80	7.92	7.01	6.18	5.48
First Principal Payment	10/25/18	5/25/15	4/25/13	9/25/11	6/25/10	7/25/09
Last Principal Payment	6/25/23	6/25/17	9/25/15	12/25/13	6/25/12	4/25/11
Principal Lockout (months)	177	136	111	92	77	66
Principal Window (months)	57	26	30	28	25	22
Illustrative Yield @ Par (30/360)	6.05%	6.04%	6.04%	6.03%	6.02%	6.01%

Class A-6 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	20.04	14.62	12.58	10.81	9.33	8.12
Modified Duration (years)	11.31	9.40	8.53	7.67	6.88	6.19
First Principal Payment	10/25/18	5/25/15	4/25/13	9/25/11	6/25/10	7/25/09
Last Principal Payment	8/25/28	2/25/27	8/25/24	12/25/21	5/25/19	12/25/17
Principal Lockout (months)	177	136	111	92	77	66
Principal Window (months)	119	142	137	124	108	102
Illustrative Yield @ Par (30/360)	6.07%	6.07%	6.07%	6.08%	6.08%	6.08%

Class M-1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	15.17	10.13	8.33	6.90	5.80	5.12
Modified Duration (years)	9.82	7.40	6.36	5.47	4.75	4.29
First Principal Payment	3/25/15	11/25/09	6/25/08	7/25/07	1/25/07	5/25/07
Last Principal Payment	6/25/23	6/25/17	9/25/15	12/25/13	6/25/12	4/25/11
Principal Lockout (months)	134	70	53	42	36	40
Principal Window (months)	100	92	88	78	66	48
Illustrative Yield @ Par (30/360)	5.74%	5.73%	5.72%	5.71%	5.70%	5.69%

Class M-1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	15.74	10.71	8.83	7.39	6.29	5.57
Modified Duration (years)	9.99	7.64	6.59	5.72	5.02	4.56
First Principal Payment	3/25/15	11/25/09	6/25/08	7/25/07	1/25/07	5/25/07
Last Principal Payment	6/25/28	1/25/26	2/25/23	4/25/20	5/25/18	2/25/17
Principal Lockout (months)	134	70	53	42	36	40
Principal Window (months)	160	195	177	154	137	118
Illustrative Yield @ Par (30/360)	5.75%	5.74%	5.74%	5.73%	5.73%	5.72%

Class M-2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	15.17	10.13	8.33	6.90	5.80	5.05
Modified Duration (years)	9.62	7.29	6.28	5.41	4.70	4.20
First Principal Payment	3/25/15	11/25/09	6/25/08	7/25/07	1/25/07	3/25/07
Last Principal Payment	6/25/23	6/25/17	9/25/15	12/25/13	6/25/12	4/25/11
Principal Lockout (months)	134	70	53	42	36	38
Principal Window (months)	100	92	88	78	66	50
Illustrative Yield @ Par (30/360)	6.04%	6.03%	6.02%	6.01%	6.00%	5.99%

Class M-2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	15.73	10.68	8.80	7.36	6.27	5.49
Modified Duration (years)	9.78	7.51	6.49	5.64	4.95	4.45
First Principal Payment	3/25/15	11/25/09	6/25/08	7/25/07	1/25/07	3/25/07
Last Principal Payment	4/25/28	1/25/25	1/25/22	2/25/19	10/25/17	6/25/16
Principal Lockout (months)	134	70	53	42	36	38
Principal Window (months)	158	183	164	140	130	112
Illustrative Yield @ Par (30/360)	6.05%	6.05%	6.04%	6.03%	6.03%	6.02%

Class M-3 (to call)

% of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	15.17	10.13	8.33	6.90	5.80	5.03
Modified Duration (years)	8.85	6.85	5.95	5.16	4.51	4.03
First Principal Payment	3/25/15	11/25/09	6/25/08	7/25/07	1/25/07	2/25/07
Last Principal Payment	6/25/23	6/25/17	9/25/15	12/25/13	6/25/12	4/25/11
Principal Lockout (months)	134	70	53	42	36	37
Principal Window (months)	100	92	88	78	66	51
Illustrative Yield @ Par (30/360)	7.30%	7.28%	7.27%	7.26%	7.24%	7.23%

Class M-3 (to maturity)

% of Prepayment Assumption	**0%**	**50%**	**75%**	**100%**	**125%**	**150%**
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	15.72	10.62	8.74	7.33	6.24	5.42
Modified Duration (years)	8.97	7.01	6.11	5.35	4.72	4.24
First Principal Payment	3/25/15	11/25/09	6/25/08	7/25/07	1/25/07	2/25/07
Last Principal Payment	1/25/28	8/25/23	7/25/20	5/25/18	1/25/17	8/25/15
Principal Lockout (months)	134	70	53	42	36	37
Principal Window (months)	155	166	146	131	121	103
Illustrative Yield @ Par (30/360)	7.30%	7.29%	7.28%	7.28%	7.27%	7.26%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

	Summary Statistics	Minimum	Maximum
Number of Loans:	6,084		
Current Principal Balance:	$248,738,960	$350	$100,000
Average Current Principal Balance:	$40,884		
Original Principal Balance:	$249,921,818	$10,000	$100,000
Average Original Principal Balance:	$41,079		
Weighted Average Gross Loan Rate:	11.164%	4.000%	14.875%
Weighted Average Original Term:	206	60	300
Weighted Average Remaining Term:	204	1	300
Weighted Average Combined LTV:	117.99%	27.00	126.00
Weighted Average FICO Score:	695	640	806
Weighted Average Borrower DTI:	39.24%	1.00%	51.00%
Balloon Loans (% of Total):	0.16%		
Weighted Average Jr. Mortgage Ratio:	26.15%		
Lien Position (1st/2nd):	0.06% / 99.94%		
Geographic Distribution:			
(states w/ > 5% concentration)			
	Ohio	7.73%	
	Indiana	6.60%	
	Pennsylvania	5.81%	
	Florida	5.45%	
	Colorado	5.05%	

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Credit Scores as of the Date of Origination

Range of Credit Scores as of the Date of Origination	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
640 – 659	483	15,447,374	6.21	115.27	31,982	21.45	3,904
660 – 679	1,671	65,729,503	26.43	118.09	39,335	24.97	3,754
680 – 699	1,575	66,733,387	26.83	118.14	42,370	26.33	3,772
700 – 719	1,228	52,734,250	21.20	118.39	42,943	27.21	3,826
720 – 739	682	29,585,419	11.89	118.55	43,380	28.04	3,974
740 – 759	295	12,192,468	4.90	117.76	41,330	27.42	4,036
760 – 779	115	4,723,237	1.90	116.95	41,072	27.32	3,813
780 – 799	34	1,560,998	0.63	114.37	45,912	28.89	4,590
800 or Greater	1	32,324	0.01	114.00	32,324	21.26	6,726
Total:	**6,084**	**248,738,960**	**100.00**	**117.99**	**40,884**	**26.15**	**3,830**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Loan Rates

Range of Loan Rates (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
3.501 - 4.000	1	34,572	0.01	712	114.00	34,572	12.94	3,001
4.501 - 5.000	1	34,558	0.01	650	113.00	34,558	27.82	2,072
5.501 - 6.000	1	34,842	0.01	659	104.00	34,842	46.78	3,121
6.501 - 7.000	3	79,624	0.03	718	98.79	26,541	26.90	4,305
7.001 - 7.500	1	29,807	0.01	732	100.00	29,807	21.14	3,745
7.501 - 8.000	10	414,697	0.17	737	110.37	41,470	24.76	3,385
8.001 - 8.500	47	2,225,438	0.89	727	114.24	47,350	26.83	5,017
8.501 - 9.000	163	7,565,054	3.04	723	115.21	46,411	28.28	4,649
9.001 - 9.500	198	9,380,056	3.77	718	115.71	47,374	28.52	4,372
9.501 - 10.000	558	24,985,528	10.04	713	117.47	44,777	28.00	4,209
10.001 - 10.500	689	30,184,028	12.13	713	118.97	43,808	26.57	4,222
10.501 - 11.000	1,080	46,288,329	18.61	703	118.60	42,860	26.35	3,984
11.001 - 11.500	921	37,559,222	15.10	694	118.24	40,781	25.61	3,762
11.501 - 12.000	903	35,399,380	14.23	682	118.35	39,202	25.21	3,641
12.001 - 12.500	558	21,070,126	8.47	675	118.28	37,760	25.40	3,392
12.501 - 13.000	531	18,978,853	7.63	668	117.61	35,742	25.17	3,270
13.001 - 13.500	289	10,078,373	4.05	664	116.83	34,873	24.63	3,049
13.501 - 14.000	101	3,456,587	1.39	664	118.41	34,224	24.50	2,794
14.001 - 14.500	22	697,707	0.28	660	119.34	31,714	26.62	2,179
14.501 - 15.000	7	242,179	0.10	659	115.05	34,597	24.15	2,782
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Original Home Loan Principal Balance

Range of Original Home Loan Principal Balance	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 25,000	716	15,361,070	6.18	694	114.11	21,454	18.90	3,081
25,001 - 50,000	4,154	157,357,970	63.26	690	117.88	37,881	24.62	3,640
50,001 - 75,000	1,172	72,285,842	29.06	705	119.01	61,677	30.54	4,270
75,001 - 100,000	42	3,734,078	1.50	739	118.80	88,907	35.46	6,402
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

Combined LTV Ratio

Range of Combined LTV Ratios (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
20.01 - 30.00	1	24,974	0.01	665	24,974	100.00	3,410
30.01- 40.00	1	42,151	0.02	660	42,151	N/A	5,089
40.01 - 50.00	3	83,135	0.03	692	27,712	45.44	6,204
50.01 - 60.00	1	37,221	0.01	664	37,221	50.00	3,571
60.01 - 70.00	4	54,116	0.02	737	13,529	25.60	2,874
70.01 - 75.00	7	250,212	0.10	709	35,745	40.69	2,937
75.01 - 80.00	26	632,575	0.25	698	24,330	25.87	3,007
80.01 - 85.00	8	240,254	0.10	693	30,032	30.74	3,576
85.01 - 90.00	22	532,910	0.21	706	24,223	24.92	4,201
90.01 - 95.00	47	1,425,119	0.57	701	30,322	25.71	3,675
95.01 - 100.00	142	4,057,092	1.63	702	28,571	25.79	3,092
100.01 - 105.00	241	8,751,900	3.52	688	36,315	22.85	4,102
105.01 - 110.00	593	23,323,946	9.38	694	39,332	23.23	4,095
110.01 - 115.00	980	40,109,583	16.13	693	40,928	24.81	3,904
115.01 - 120.00	1,129	48,128,560	19.35	695	42,629	25.87	3,905
120.01 - 125.00	2,877	120,968,314	48.63	696	42,047	27.45	3,736
125.01 - 130.00	2	76,898	0.03	701	38,449	28.58	2,559
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**40,884**	**26.15**	**3,830**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Junior Ratios*

Range of Junior Ratios (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Residual Income ($)
0.01 - 5.00	1	22,158	0.01	691	103.00	22,158	9,801
5.01 - 10.00	38	739,310	0.30	692	107.86	19,456	4,406
10.01 - 15.00	454	12,899,311	5.19	690	111.64	28,413	4,284
15.01 - 20.00	1,460	51,950,036	20.90	692	117.64	35,582	4,149
20.01 - 25.00	1,530	60,272,994	24.25	691	118.25	39,394	3,832
25.01 - 30.00	1,219	54,135,189	21.78	696	118.61	44,410	3,716
30.01 - 40.00	1,085	53,188,136	21.40	700	119.18	49,021	3,639
40.01 - 50.00	231	11,845,288	4.77	707	118.18	51,278	3,419
50.01 - 60.00	52	2,937,344	1.18	707	119.27	56,487	3,152
60.01 - 70.00	6	365,384	0.15	698	115.79	60,897	5,121
70.01 - 80.00	4	201,013	0.08	698	100.22	50,253	2,962
90.01+	1	24,974	0.01	665	27.00	24,974	3,410
Total:	**6,081**	**248,581,137**	**100.00**	**695**	**118.01**	**40,878**	**3,831**

* Excludes home loans secured by first liens.

Original Term to Maturity

Range of Months Original Term to Maturity	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 96	20	609,597	0.25	695	113.05	30,480	20.73	4,835
97 - 120	254	9,230,537	3.71	700	116.49	36,341	25.44	4,284
121 - 144	3	132,031	0.05	679	123.02	44,010	33.15	2,924
145 - 168	3	107,717	0.04	707	116.23	35,906	18.92	2,662
169 - 180	4,151	168,589,169	67.78	697	117.82	40,614	26.05	3,958
181 - 288	581	22,168,914	8.91	688	118.10	38,156	25.01	3,512
289 - 300	1,072	47,900,995	19.26	693	118.85	44,684	27.21	3,434
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Remaining Term to Stated Maturity

Range of Months Remaining Term to Maturity	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 96	33	747,845	0.30	700	107.66	22,662	21.09	4,756
97 - 108	2	58,031	0.02	717	121.70	29,016	18.66	5,578
109 - 120	256	9,393,139	3.78	700	115.81	36,692	25.75	4,233
121 - 144	22	589,102	0.24	702	98.18	26,777	28.45	2,728
145 - 156	1	28,380	0.01	736	112.00	28,380	21.70	2,555
157 - 168	8	283,219	0.11	700	118.41	35,402	22.33	3,107
169 - 180	4,109	167,569,335	67.37	696	117.96	40,781	26.04	3,964
181 - 288	589	22,508,086	9.05	688	118.01	38,214	25.18	3,499
289 - 300	1,064	47,561,822	19.12	693	118.90	44,701	27.14	3,439
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

Year of Origination

Year of Origination	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1998	40	747,194	0.30	710	88.87	18,680	28.48	3,107
1999	16	428,730	0.17	703	98.47	26,796	28.92	2,770
2000	3	123,638	0.05	686	112.56	41,213	29.66	3,154
2001	2	61,011	0.02	712	113.60	30,505	24.39	2,745
2002	18	680,411	0.27	703	119.81	37,801	27.70	3,883
2003	6,005	246,697,976	99.18	695	118.11	41,082	26.13	3,835
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Geographic Distribution of Mortgage Properties

State*	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Ohio	498	19,230,357	7.73	695	119.15	38,615	25.52	3,812
Indiana	426	16,417,841	6.60	698	119.37	38,540	26.53	3,753
Pennsylvania	359	14,441,702	5.81	696	118.27	40,228	29.01	3,648
Florida	328	13,560,136	5.45	693	117.66	41,342	27.91	3,606
Colorado	275	12,558,589	5.05	694	117.21	45,668	22.07	3,771
Virginia	253	10,875,545	4.37	696	116.64	42,986	25.71	4,006
Arizona	249	10,572,374	4.25	694	117.36	42,459	24.28	3,789
Missouri	252	9,429,943	3.79	694	118.72	37,420	26.16	3,777
Michigan	234	9,422,792	3.79	690	118.38	40,268	25.74	3,659
California	189	8,716,391	3.50	694	115.01	46,118	23.73	4,259
North Carolina	210	8,558,956	3.44	698	118.50	40,757	26.21	3,874
Kansas	219	8,283,379	3.33	695	118.72	37,824	25.72	4,156
Washington	168	7,390,764	2.97	696	116.78	43,993	24.54	3,724
Maryland	149	6,731,717	2.71	699	117.00	45,179	25.20	4,274
Wisconsin	163	6,583,261	2.65	693	118.38	40,388	27.50	3,639
Nebraska	167	6,441,298	2.59	697	119.81	38,571	26.61	3,714
Iowa	155	6,257,893	2.52	699	119.84	40,374	29.10	3,584
Alabama	151	6,071,311	2.44	694	117.90	40,207	29.23	3,589
Oregon	133	5,774,659	2.32	697	117.14	43,418	25.61	4,102
Kentucky	150	5,568,478	2.24	695	119.05	37,123	27.20	3,454
Utah	137	5,213,058	2.10	691	118.05	38,052	22.00	3,551
Georgia	116	5,131,014	2.06	696	119.03	44,233	26.22	4,322
Other	1,103	45,507,500	18.30	695	117.43	41,258	26.84	3,922
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

* The reference to "Other" in the preceding table includes states and the District of Columbia that contain mortgage properties for less than 2% of the home loans.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Mortgaged Property Type

Property Type	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Single Family Residence	5,500	224,119,283	90.10	695	118.02	40,749	26.39	3,826
PUD Detached	348	15,585,802	6.27	695	118.04	44,787	23.28	4,084
Condominium	128	4,639,167	1.87	692	116.64	36,243	24.37	3,376
PUD Attached	51	2,284,740	0.92	694	119.50	44,799	26.63	3,242
Townhouse/Rowhouse Attached	41	1,535,930	0.62	695	115.33	37,462	26.24	4,173
Multifamily (2-4 units)	14	480,372	0.19	693	117.07	34,312	20.41	3,599
Townhouse/Rowhouse Detached	2	93,665	0.04	705	118.71	46,832	29.86	4,567
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

Loan Purpose

Loan Purpose	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Debt Consolidation	4,776	196,013,287	78.80	694	118.27	41,041	26.30	3,818
Cash	681	25,971,761	10.44	702	116.54	38,138	24.54	3,976
Rate/Term Refinance	510	22,171,180	8.91	696	118.05	43,473	26.51	3,819
Convenience	51	2,262,215	0.91	701	115.80	44,357	27.54	3,443
Other	42	1,259,460	0.51	703	107.95	29,987	25.20	3,522
Home Improvement	10	412,524	0.17	697	116.51	41,252	27.56	4,035
Home Improvement/Debt Consolidation	6	338,815	0.14	720	120.43	56,469	34.57	3,307
Asset Acquisition	3	134,598	0.05	681	124.07	44,866	27.06	3,094
Education	3	127,985	0.05	683	101.59	42,662	19.33	6,631
Purchase Money	2	47,134	0.02	761	93.23	23,567	14.12	2,452
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Prepayment Penalty Terms

Prepayment Penalty Terms	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
None	4,031	163,125,109	65.58	696	118.07	40,468	25.79	3,869
12 Months	21	895,060	0.36	690	117.97	42,622	25.30	3,395
24 Months	9	385,961	0.16	693	116.85	42,885	22.67	3,540
36 Months	2,001	83,411,277	33.53	693	117.83	41,685	26.84	3,762
60 Months	15	679,340	0.27	702	117.91	45,289	28.40	3,785
Other	7	242,213	0.10	688	119.09	34,602	30.16	3,670
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

Lien Priority

Lien Priority	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
First Lien	3	157,822	0.06	698	86.63	52,607	N/A	2,817
Second Lien	6,081	248,581,137	99.94	695	118.01	40,878	26.15	3,831
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Debt-to-Income Ratios as of the Date of Origination

Range of Debt-to-Income Ratios as of the Date of Origination (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
0.01 - 5.00	4	125,048	0.05	700	113.30	31,262	22.70	13,553
5.01 - 10.00	5	187,250	0.08	701	122.64	37,450	25.91	12,189
10.01 - 15.00	9	308,521	0.12	693	112.36	34,280	23.46	7,776
15.01 - 20.00	40	1,412,169	0.57	710	116.14	35,304	28.77	7,828
20.01 - 25.00	178	6,450,513	2.59	701	116.11	36,239	28.77	5,752
25.01 - 30.00	615	23,534,468	9.46	699	117.02	38,267	26.69	5,030
30.01 - 35.00	1,022	39,616,976	15.93	697	117.80	38,764	26.74	4,330
35.01 - 40.00	1,427	57,841,228	23.25	696	118.23	40,533	26.23	3,881
40.01 - 45.00	1,783	72,087,289	28.98	691	118.10	40,430	25.12	3,302
45.01 - 50.00	995	46,878,046	18.85	695	118.50	47,114	26.46	3,086
50.01- 55.00	6	297,452	0.12	674	117.92	49,575	22.24	3,819
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

Residual Income as of the Date of Origination

Range of Residual Income as of the Date of Origination ($)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)
Less than 1,500	3	49,135	0.02	711	92.45	16,378	35.36
1,500 - 1,999	337	10,707,435	4.30	701	116.05	31,773	30.19
2,000 - 2,999	1,591	60,181,468	24.19	696	118.23	37,826	27.37
3,000 - 3,999	2,242	90,417,819	36.35	693	118.38	40,329	26.02
4,000 - 4,999	1,048	45,729,327	18.38	694	118.18	43,635	25.52
5,000 - 5,999	456	20,894,449	8.40	696	117.52	45,821	24.64
6,000 or Greater	407	20,759,327	8.35	700	116.68	51,006	23.94
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$290,115,000 *(Approximate)*
Home Loan-Backed Notes,
Series 2003-HI4

Residential Funding Mortgage Securities II, Inc.
Depositor

Home Loan Trust 2003-HI4
Issuer

Residential Funding Corporation
Seller and Master Servicer

December 5, 2003

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

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$290,115, 000 (Approximate)

Issuer:	Home Loan Trust 2003-HI4
Depositor:	Residential Funding Mortgage Securities II, Inc.
Seller:	Residential Funding Corporation
Underwriters:	Lead Manager: Bear, Stearns & Co. Inc. Co-Manager: Residential Funding Securities Corporation
Master Servicer:	Residential Funding Corporation (the "Master Servicer" or "RFC").
Initial Subservicer:	HomeComings Financial Network, Inc. ("HomeComings"), an affiliate of the Depositor.
Indenture Trustee:	JPMorgan Chase Bank
Owner Trustee:	Wilmington Trust Company
The Notes:	Home Loan Trust 2003-HI4 will issue 10 classes of Home Loan-Backed Notes, namely: the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5 and Class A-I-6 Notes (collectively, the "Class A-I Notes"); the Class A-II Notes (the "Class A-II Notes" and together with the Class A-I Notes, the "Class A Notes"); and the Class M-1, Class M-2 and Class M-3 Notes (collectively, the "Class M Notes" and together with the Class A Notes, the "Offered Notes"). In addition, the beneficial ownership interest in the trust will be represented by one class of Certificates which will consist of two components, the "B Component" and the "Residual Component." **The Class A Notes and the Class M Notes will be offered by the Prospectus; the Certificates will not be publicly offered.**

Characteristics of the Notes and Certificates (a), (b), (c)

Notes And Certificates	Original Note Balance	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Maturity Date	Ratings (Moody's/S&P)
Class A-I-1	$40,417,000	Floating (d)	0.90	0	20	4/25/2011	Aaa / AAA
Class A-I-2	$15,514,000	Fixed	2.00	19	9	1/25/2013	Aaa / AAA
Class A-I-3	$26,994,000	Fixed	3.00	27	19	4/25/2016	Aaa / AAA
Class A-I-4	$13,006,000	Fixed	5.00	45	31	4/25/2018	Aaa / AAA
Class A-I-5	$4,974,000	Fixed	7.00	75	18	12/25/2019	Aaa / AAA
Class A-I-6	$11,534,000	Fixed (e)	9.42	92	28	1/25/2029	Aaa / AAA
Class A-II	$112,439,000	Fixed (e)	3.20	0	120	1/25/2029	Aaa / AAA
Class M-1	$25,327,000	Fixed (e)	6.90	42	78	1/25/2029	Aa2 / AA
Class M-2	$21,490,000	Fixed (e)	6.90	42	78	1/25/2029	A2 / A
Class M-3	$18,420,000	Fixed (e)	6.90	42	78	1/25/2029	Baa2 / BBB
B Component (f)	$16,885,000	Fixed (e)	6.90	42	78	1/25/2029	Ba2 / BB

Notes:

(a) 100% Prepayment Assumption: 2.0% CPR in month 1 of the Home Loans, and an additional 1.071429% per annum in each month thereafter until month 15. On and after month 15, 17.0% CPR.

(b) Transaction priced to a 10% clean-up call.

(c) The principal balance of each Class of Notes and Certificates is subject to a 5% variance.

(d) The lesser of (a) One-Month LIBOR + 0.__% per annum and (b) 8.00% per annum.

(e) If the 10% clean-up call is not exercised, the Note Rate applicable to the Class A-6 Notes, Class A-II Notes, Class M-1 Notes, Class M-2 Notes, Class M-3 Notes and the interest rate on the B Component will increase by 0.50% per annum on the second Payment Date after the first possible Call Date.

(f) The B Component is not offered hereby.

The Assets of the Trust:	The assets of the Trust will include two groups of conventional, closed-end, primarily second-lien, fixed-rate home loans (the "Home Loans"), the proceeds of which will be used primarily for debt consolidation. The Home Loans will be secured by mortgages, deeds of trust or other similar security instruments. A substantial majority of the Home Loans will have a combined loan-to-value ratio in excess of 100%. As of the Statistical Cut-off Date, the aggregate principal balance of the Group I Home Loans and the Group II Home Loans will be approximately $123,873,758 and $124,865,201, respectively. As of the Statistical Date, approximately [0.028]% of Home Loans, were subject to the Home Ownership Act, these loans were originated on or before January 18, 1999. In addition, as of the Statistical Date, approximately [0.120]% of the Home Loans, may be subject to the Homeownership Act, these loans were originated on or before January 18, 1999.
Statistical Cut-off Date:	As of November 1, 2003.
Cut-off Date:	As of December 1, 2003.
Closing Date:	On or about December 23, 2003.
Payment Date:	The 25th of each month (or the next business day), commencing on January 26, 2004.
Delay Days:	The Offered Notes, other than the Class A-I-1 Notes, will have a payment delay of 24 days. With respect to the Class A-I-1 Notes, 0 days.
Note Rate:	Interest will accrue on all of the Offered Notes, other than the Class A-I-1 Notes, at a fixed rate during the month prior to the month of the related Payment Date on a 30/360-day basis. The coupon on the Class A-I-1 Notes will be equal to the lesser of (a) One-Month LIBOR + 0.__% per annum and (b) 8.00% per annum, payable monthly. With respect to any Payment Date, the Class A-I-1 Notes will be entitled to interest accrued from and including the preceding Payment Date (or from and including the Closing Date in the case of the first Payment Date) to and including the day prior to the then current Payment Date (the "Class A-I-1 Accrual Period") at the Class A-I-1 Note Rate on the aggregate principal balance of the Class A-I-1 Notes on an actual/360-day basis. The Note Rate applicable to the Class A-I-6 Notes, Class A-II Notes, Class M-1 Notes, Class M-2 Notes and Class M-3 Notes and the interest rate on the B Component will increase by 0.50% per annum on the second Payment Date after the first possible Call Date.

Priority of Payments:

On each Payment Date, principal and interest collections will be allocated from the payment account in the following order of priority:

Interest

(1) To pay accrued and unpaid interest on the Class A Notes, *pro rata;*
(2) To pay accrued and unpaid interest, on the Class M-1 Notes, the Class M-2 Notes, the Class M-3 Notes and the B Component, in that order.

Principal

(1) To pay as principal on the Class A-I Notes and Class A-II Notes, an amount equal to the Senior Principal Distribution Amount for such Payment Date, allocated as described below;
(2) To pay as principal on the Class M-1 Notes, an amount equal to the Class M-1 Principal Distribution Amount;
(3) To pay as principal on the Class M-2 Notes, an amount equal to the Class M-2 Principal Distribution Amount;
(4) To pay as principal on the Class M-3 Notes, an amount equal to the Class M-3 Principal Distribution Amount; and
(5) To pay as principal on the B Component, an amount equal to the B Component Principal Distribution Amount.

Net Monthly Excess Cash Flow

(1) To pay as principal to the Offered Notes and the B Component, an amount necessary to cover the Liquidation Loss Distribution Amounts on the related Home Loans;
(2) To pay as principal on the Offered Notes and the B Component, the amount necessary to cause the overcollateralization amount to equal the Reserve Amount Target;
(3) To reimburse the Class M-1, Class M-2 and Class M-3 Notes and the B Component, in that order, for any losses previously allocated, with interest thereon; and
(4) To pay the holders of the Residual Component, any remaining Excess Cash Flow.

Principal Distributions for the Notes:

Payments of principal will be distributed concurrently to (a) the Class A-I Notes in the aggregate and (b) the Class A-II Notes, in each case allocated in proportion to the *pro* rata percentage of the sum of (i) the principal collections derived from the Home Loans in the related loan group for such Payment Date, and (ii) the aggregate amount of liquidation loss amounts incurred on the Home Loans in the related loan group for such Payment Date, in each case until the note balances of the Class A-I Notes in the aggregate or the Class A-II Notes have been reduced to zero. Once the note balances of the Notes related to a loan group have been reduced to zero, principal payments in respect of that loan group will be distributed to the remaining class or classes of Class A Notes until their note balances have been reduced to zero.

Any payments of principal allocable to the Class A-I Notes shall be paid to the Class A-I-1 Notes, the Class A-I-2 Notes, the Class A-I-3 Notes, the Class A-I-4 Notes, the Class A-I-5 Notes and the Class A-I-6 Notes, in that order, in each case until the outstanding note balances of each of these notes has been reduced to zero.

Any payments of principal allocable to the Class A-II Notes shall be paid to the Class A-II Notes until the outstanding note balance of the Class A-II Notes has been reduced to zero.

The Class M Notes and B Component will not receive any principal payments prior to the Stepdown Date or on or after the Stepdown Date (so long as a Trigger Event is in effect), unless the aggregate note balance of the Class A Notes is equal to zero. On or after the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A Notes, the Class M Notes and the B Component as described under "Priority of Payments."

Credit Enhancement:

Credit enhancement with respect to the Notes will be provided by (1) Excess Spread, (2) Overcollateralization and (3) Subordination.

***Excess Spread*:** Because the mortgagors are expected to pay more interest on the Home Loans than is necessary to pay interest on the Notes and Certificates, along with fees and expenses of the trust each month, there may be excess interest. On each Payment Date, this excess interest may be used to protect the Notes and Certificates against losses by making an additional payment of principal up to the amount of the losses.

***Overcollateralization*:** Excess spread will be applied, to the extent not needed to cover current period losses, to make accelerated payments of principal to the securities then entitled to receive payments of principal, until the aggregate pool balance exceeds the sum of the aggregate note balance and the component principal balance of the B Component of the Certificates by a specified amount. This excess represents overcollateralization. Prior to the Stepdown Date, the "Required Overcollateralization Amount" will be equal to [2.80]% of the aggregate Cut-off Date pool balance. On or after the Stepdown Date, the Required Overcollateralization Amount will be permitted, subject to certain performance triggers being satisfied, to decrease to [5.60]% of aggregate pool balance of the Home Loans, subject to a floor of 0.50% of the aggregate Cut-off Date pool balance.

Subordination: Except as described below, if the Class M Notes remain outstanding, losses on the Home Loans which are not covered by excess cash flow, overcollateralization, or the subordination provided by the B Component of the Certificates will be allocated to the class of Class M Notes with the lowest payment priority. Losses will not be allocated to the Class A Notes.

Initial Subordination (% Orig.):
[26.75]% for the Class A Notes;
[18.50]% for the Class M-1 Notes;
[11.50]% for the Class M-2 Notes;
[5.50]% for the Class M-3 Notes; and
[0.00]% for the B Component.

Trigger Event: A Trigger Event is in effect with respect to any Payment Date on or after the Stepdown Date if either:

(1) The three-month average of the Sixty-Plus Delinquency Percentage, as determined as of that Payment Date and the immediately preceding two Payment Dates, is greater than [5.00%]; or

(2) The cumulative realized losses on the Home Loans as a percentage of the initial aggregate pool balance of the Home Loans as of the Cut-off Date exceed the following amounts:

(i)	Month 37-48	8.50% in month 37, plus an additional 1/12th of 3% for every month thereafter;
(ii)	Month 49-60	11.50% in month 49, plus an additional 1/12th of 2% for every month thereafter;
(iii)	Month 61-72	13.50% in month 61, plus an additional 1/12th of 0.50% for every month thereafter; and
(iv)	Month 73 and thereafter	14%

provided, however, that if the six-month average of the aggregate Liquidation Loss Amount, as determined for that Payment Date and the immediately preceding five Payment Dates, is less than 50% of the six-month average of the Net Monthly Excess Cash Flow, as determined for that Payment Date and the immediately preceding five Payment Dates, a Trigger Event shall not be deemed to be in effect.

Senior Principal Distribution Amount:

With respect to any Payment Date, (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Payment Date, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the Principal Distribution Amount for that Payment Date; and (II) the excess of (A) the aggregate note balance of the Class A Notes immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date and (y) the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, less the Reserve Amount Floor.

Class M-1 Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate note balance of the Class A Notes (after taking into account the payment of the Senior Principal Distribution Amount for that Payment Date) and (2) the note balance of the Class M-1 Notes immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving affect to distributions to be made on that Payment Date and (y) the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, less the Reserve Amount Floor.

Class M-2 Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount and Class M-1 Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount and Class M-1 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate note balance of the Class A and Class M-1 Notes (after taking into account the payment of the sum of the Senior Principal Distribution Amount and Class M-1 Principal Distribution Amount for that Payment Date) and (2) the note balance of the Class M-2 Notes immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving affect to distributions to be made on that Payment Date and (y) the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, less the Reserve Amount Floor.

Class M-3 Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate note balance of the Class A, Class M-1 and Class M-2 Notes (after taking into account the payment of the sum of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount and Class M-2 Principal Distribution Amount for that Payment Date) and (2) the note balance of the Class M-3 Notes immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving affect to distributions to be made on that Payment Date and (y) the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, less the Reserve Amount Floor.

B Component Principal Distribution Amount:

With respect to any Payment Date: (1) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect, the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount, or (2) on or after the Stepdown Date if a Trigger Event is not in effect for that Payment Date, the lesser of: (I) the remaining Principal Distribution Amount for that Payment Date after distribution of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount; and (II) the excess of (A) the sum of (1) the aggregate of the note balance of the Class A, Class M-1, Class M-2 and Class M-3 Notes (after taking into account the payment of the sum of the Senior Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount for that Payment Date) and (2) the Component Principal Balance of the B Component immediately prior to that Payment Date over (B) the lesser of (x) the product of (1) the applicable Subordination Percentage and (2) the aggregate pool balance of the Home Loans after giving affect to distributions to be made on that Payment Date and (y) the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date, less the Reserve Amount Floor.

Stepdown Date: The Stepdown Date is the Payment Date occurring on the later of:

(1) the Payment Date in January 2007 (i.e., on the 37th Payment Date); and

(2) the first Payment Date on which the aggregate pool balance is less than 50% of the aggregate Cut-off Date pool balance.

Subordination Percentage: As to any class of Offered Notes, the respective approximate percentages set forth below:

Class A	40.90%
Class M-1	57.40%
Class M-2	71.40%
Class M-3	83.40%
B Component	94.40%

Reserve Amount Target: On any Payment Date prior to the Stepdown Date, an amount equal to 2.80% of the aggregate Cut-off Date pool balance. On or after the Stepdown Date, the Reserve Amount Target will be equal to the greater of: (a) 5.60% of the aggregate pool balance of the Home Loans after giving effect to distributions to be made on that Payment Date and (b) the Reserve Amount Floor; provided, however, that any scheduled reduction to the Reserve Amount Target on or after the Stepdown Date as described above shall not be made on any Payment Date if a Trigger Event is in effect.

In addition, the Reserve Amount Target may be reduced with the prior consent of the Rating Agencies.

Reserve Amount Floor: With respect to the Home Loans, an amount equal to [0.50]% of the aggregate pool balance of the Home Loans as of the Cut-off Date.

Outstanding Reserve Amount: With respect to any Payment Date, the excess, if any, of the aggregate pool balance of the Home Loans after giving effect to distributions of principal to be made on that Payment Date, over the sum of the aggregate note balance of the Class A Notes and Class M Notes and the Component Principal Balance of the B Component as of such date, after taking into account distribution of principal to be made on that Payment Date.

Master Servicing Fee: 0.08% per annum, payable monthly. The fees of the Trustees will be paid from the Master Servicing Fee.

Subservicing Fee: 0.50% per annum, payable monthly.

Advancing:	There is no required advancing of delinquent scheduled monthly payments of principal or interest on the Home Loans by the Master Servicer, the Subservicer, the Trustees or any other entity.
Liquidation Loss Amount:	With respect to any Payment Date and any Home Loan that became a Liquidated Home Loan during the related collection period, the unrecovered portion of the principal balance of that Home Loan at the end of such collection period, after giving effect to the net liquidation proceeds applied to reduce the principal balance of that Home Loan. In addition, as to any Home Loan for which the principal balance has been reduced in connection with bankruptcy proceedings, the amount of the reduction will be treated as a Liquidation Loss Amount.
Liquidated Home Loan:	With respect to any Payment Date, any Home Loan which the master servicer has determined, based on the servicing procedures specified in the servicing agreement, as of the end of the preceding Collection Period, that all liquidation proceeds which it expects to recover in connection with the disposition of the related mortgage property have been recovered. In addition, the master servicer will treat any Home Loan that is 180 days or more delinquent as having been finally liquidated.
Optional Redemption:	The Master Servicer may, at its option, effect an early redemption or termination of the Notes on the first Payment Date on which the aggregate pool balance declines to less than 10% of the aggregate Cut-off Date pool balance (the "Call Date").
Form of Registration:	Book-Entry form, same day funds through DTC, Clearstream and Euroclear.
Tax Status:	For federal income tax purposes, the Notes will be characterized as indebtedness of the Issuer.
ERISA Eligibility:	The Notes may be eligible for purchase by employee benefit plans and other plans and arrangements that are subject to ERISA or Section 4975 of the Code, subject to certain considerations.
SMMEA Treatment:	The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

Class A-I-1 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	3.46	1.32	1.06	0.90	0.79	0.72
Modified Duration (years)	3.33	1.30	1.04	0.89	0.78	0.71
First Principal Payment	1/25/04	1/25/04	1/25/04	1/25/04	1/25/04	1/25/04
Last Principal Payment	10/25/10	8/25/06	12/25/05	8/25/05	5/25/05	3/25/05
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	82	32	24	20	17	15
Illustrative Yield @ Par (30/360)	1.36%	1.36%	1.36%	1.37%	1.37%	1.37%

Class A-I-2 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	7.77	3.21	2.45	2.00	1.71	1.50
Modified Duration (years)	6.84	3.02	2.33	1.92	1.64	1.45
First Principal Payment	10/25/10	8/25/06	12/25/05	8/25/05	5/25/05	3/25/05
Last Principal Payment	8/25/12	9/25/07	10/25/06	4/25/06	12/25/05	9/25/05
Principal Lockout (months)	81	31	23	19	16	14
Principal Window (months)	23	14	11	9	8	7
Illustrative Yield @ Par (30/360)	2.99%	2.95%	2.93%	2.91%	2.90%	2.88%

Class A-I-3 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	10.07	4.89	3.72	3.00	2.52	2.17
Modified Duration (years)	8.30	4.40	3.42	2.80	2.37	2.06
First Principal Payment	8/25/12	9/25/07	10/25/06	4/25/06	12/25/05	9/25/05
Last Principal Payment	7/25/15	3/25/10	10/25/08	10/25/07	3/25/07	8/25/06
Principal Lockout (months)	103	44	33	27	23	20
Principal Window (months)	36	31	25	19	16	12
Illustrative Yield @ Par (30/360)	3.62%	3.59%	3.58%	3.56%	3.55%	3.53%

Class A-I-4 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	12.84	7.88	6.18	5.00	4.17	3.28
Modified Duration (years)	9.45	6.44	5.24	4.36	3.70	2.97
First Principal Payment	7/25/15	3/25/10	10/25/08	10/25/07	3/25/07	8/25/06
Last Principal Payment	12/25/17	8/25/13	9/25/11	4/25/10	3/25/09	6/25/08
Principal Lockout (months)	138	74	57	45	38	31
Principal Window (months)	30	42	36	31	25	23
Illustrative Yield @ Par (30/360)	4.71%	4.70%	4.69%	4.67%	4.66%	4.64%

Class A-I-5 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	14.41	10.50	8.52	7.00	5.86	5.00
Modified Duration (years)	9.77	7.82	6.66	5.69	4.90	4.28
First Principal Payment	12/25/17	8/25/13	9/25/11	4/25/10	3/25/09	6/25/08
Last Principal Payment	10/25/18	4/25/15	4/25/13	9/25/11	6/25/10	7/25/09
Principal Lockout (months)	167	115	92	75	62	53
Principal Window (months)	11	21	20	18	16	14
Illustrative Yield @ Par (30/360)	5.45%	5.45%	5.44%	5.43%	5.42%	5.41%

Class A-I-6 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	18.34	12.99	11.15	9.42	7.99	6.88
Modified Duration (years)	10.82	8.79	7.91	7.00	6.18	5.48
First Principal Payment	10/25/18	4/25/15	4/25/13	9/25/11	6/25/10	7/25/09
Last Principal Payment	6/25/23	6/25/17	9/25/15	12/25/13	6/25/12	4/25/11
Principal Lockout (months)	177	135	111	92	77	66
Principal Window (months)	57	27	30	28	25	22
Illustrative Yield @ Par (30/360)	6.05%	6.04%	6.04%	6.03%	6.02%	6.01%

Class A-I-6 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	19.70	14.46	12.47	10.74	9.28	8.08
Modified Duration (years)	11.20	9.34	8.48	7.64	6.86	6.16
First Principal Payment	10/25/18	4/25/15	4/25/13	9/25/11	6/25/10	7/25/09
Last Principal Payment	7/25/28	9/25/26	3/25/24	8/25/21	1/25/19	11/25/17
Principal Lockout (months)	177	135	111	92	77	66
Principal Window (months)	118	138	132	120	104	101
Illustrative Yield @ Par (30/360)	6.07%	6.07%	6.07%	6.07%	6.08%	6.07%

Class A-II (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	8.90	4.85	3.88	3.20	2.71	2.31
Modified Duration (years)	6.84	4.04	3.32	2.80	2.41	2.08
First Principal Payment	1/25/04	1/25/04	1/25/04	1/25/04	1/25/04	1/25/04
Last Principal Payment	6/25/23	6/25/17	9/25/15	12/25/13	6/25/12	4/25/11
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	234	162	141	120	102	88
Illustrative Yield @ Par (30/360)	4.45%	4.42%	4.40%	4.39%	4.37%	4.35%

Class A-II (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	9.08	5.04	4.04	3.35	2.85	2.44
Modified Duration (years)	6.91	4.13	3.40	2.89	2.50	2.17
First Principal Payment	1/25/04	1/25/04	1/25/04	1/25/04	1/25/04	1/25/04
Last Principal Payment	8/25/28	2/25/27	8/25/24	12/25/21	5/25/19	12/25/17
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	296	278	248	216	185	168
Illustrative Yield @ Par (30/360)	4.45%	4.43%	4.42%	4.40%	4.39%	4.37%

Class M-1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	15.17	10.13	8.33	6.90	5.80	5.12
Modified Duration (years)	9.82	7.40	6.36	5.47	4.75	4.29
First Principal Payment	3/25/15	11/25/09	6/25/08	7/25/07	1/25/07	5/25/07
Last Principal Payment	6/25/23	6/25/17	9/25/15	12/25/13	6/25/12	4/25/11
Principal Lockout (months)	134	70	53	42	36	40
Principal Window (months)	100	92	88	78	66	48
Illustrative Yield @ Par (30/360)	5.74%	5.73%	5.72%	5.71%	5.70%	5.69%

Class M-1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	0.00%	8.50%	12.75%	17.00%	21.25%	25.50%
Average Life (years)	15.74	10.71	8.83	7.39	6.29	5.57
Modified Duration (years)	9.99	7.64	6.59	5.72	5.02	4.56
First Principal Payment	3/25/15	11/25/09	6/25/08	7/25/07	1/25/07	5/25/07
Last Principal Payment	6/25/28	1/25/26	2/25/23	4/25/20	5/25/18	2/25/17
Principal Lockout (months)	134	70	53	42	36	40
Principal Window (months)	160	195	177	154	137	118
Illustrative Yield @ Par (30/360)	5.75%	5.74%	5.74%	5.73%	5.73%	5.72%

Class M-2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	15.17	10.13	8.33	6.90	5.80	5.05
Modified Duration (years)	9.62	7.29	6.28	5.41	4.70	4.20
First Principal Payment	3/25/15	11/25/09	6/25/08	7/25/07	1/25/07	3/25/07
Last Principal Payment	6/25/23	6/25/17	9/25/15	12/25/13	6/25/12	4/25/11
Principal Lockout (months)	134	70	53	42	36	38
Principal Window (months)	100	92	88	78	66	50
Illustrative Yield @ Par (30/360)	6.04%	6.03%	6.02%	6.01%	6.00%	5.99%

Class M-2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	15.73	10.68	8.80	7.36	6.27	5.49
Modified Duration (years)	9.78	7.51	6.49	5.64	4.95	4.45
First Principal Payment	3/25/15	11/25/09	6/25/08	7/25/07	1/25/07	3/25/07
Last Principal Payment	4/25/28	1/25/25	1/25/22	2/25/19	10/25/17	6/25/16
Principal Lockout (months)	134	70	53	42	36	38
Principal Window (months)	158	183	164	140	130	112
Illustrative Yield @ Par (30/360)	6.05%	6.05%	6.04%	6.03%	6.03%	6.02%

Class M-3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	15.17	10.13	8.33	6.90	5.80	5.03
Modified Duration (years)	8.85	6.85	5.95	5.16	4.51	4.03
First Principal Payment	3/25/15	11/25/09	6/25/08	7/25/07	1/25/07	2/25/07
Last Principal Payment	6/25/23	6/25/17	9/25/15	12/25/13	6/25/12	4/25/11
Principal Lockout (months)	134	70	53	42	36	37
Principal Window (months)	100	92	88	78	66	51
Illustrative Yield @ Par (30/360)	7.30%	7.28%	7.27%	7.26%	7.24%	7.23%

Class M-3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
Ramp to	**0.00%**	**8.50%**	**12.75%**	**17.00%**	**21.25%**	**25.50%**
Average Life (years)	15.72	10.62	8.74	7.33	6.24	5.42
Modified Duration (years)	8.97	7.01	6.11	5.35	4.72	4.24
First Principal Payment	3/25/15	11/25/09	6/25/08	7/25/07	1/25/07	2/25/07
Last Principal Payment	1/25/28	8/25/23	7/25/20	5/25/18	1/25/17	8/25/15
Principal Lockout (months)	134	70	53	42	36	37
Principal Window (months)	155	166	146	131	121	103
Illustrative Yield @ Par (30/360)	7.30%	7.29%	7.28%	7.28%	7.27%	7.26%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate

	Summary Statistics	Minimum	Maximum
Number of Loans:	6,084		
Current Principal Balance:	$248,738,960	$350	$100,000
Average Current Principal Balance:	$40,884		
Original Principal Balance:	$249,921,818	$10,000	$100,000
Average Original Principal Balance:	$41,079		
Weighted Average Gross Loan Rate:	11.164%	4.000%	14.875%
Weighted Average Original Term:	206	60	300
Weighted Average Remaining Term:	204	1	300
Weighted Average Combined LTV:	117.99%	27.00	126.00
Weighted Average FICO Score:	695	640	806
Weighted Average Borrower DTI:	39.24%	1.00%	51.00%
Balloon Loans (% of Total):	0.16%		
Weighted Average Jr. Mortgage Ratio:	26.15%		
Lien Position (1st/2nd):	0.06% / 99.94%		
Geographic Distribution:			
(states w/ > 5% concentration)			
	Ohio	7.73%	
	Indiana	6.60%	
	Pennsylvania	5.81%	
	Florida	5.45%	
	Colorado	5.05%	

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Credit Scores as of the Date of Origination

Range of Credit Scores as of the Date of Origination	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
640 – 659	483	15,447,374	6.21	115.27	31,982	21.45	3,904
660 – 679	1,671	65,729,503	26.43	118.09	39,335	24.97	3,754
680 – 699	1,575	66,733,387	26.83	118.14	42,370	26.33	3,772
700 – 719	1,228	52,734,250	21.20	118.39	42,943	27.21	3,826
720 – 739	682	29,585,419	11.89	118.55	43,380	28.04	3,974
740 – 759	295	12,192,468	4.90	117.76	41,330	27.42	4,036
760 – 779	115	4,723,237	1.90	116.95	41,072	27.32	3,813
780 – 799	34	1,560,998	0.63	114.37	45,912	28.89	4,590
800 or Greater	1	32,324	0.01	114.00	32,324	21.26	6,726
Total:	**6,084**	**248,738,960**	**100.00**	**117.99**	**40,884**	**26.15**	**3,830**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Loan Rates

Range of Loan Rates (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
3.501 - 4.000	1	34,572	0.01	712	114.00	34,572	12.94	3,001
4.501 - 5.000	1	34,558	0.01	650	113.00	34,558	27.82	2,072
5.501 - 6.000	1	34,842	0.01	659	104.00	34,842	46.78	3,121
6.501 - 7.000	3	79,624	0.03	718	98.79	26,541	26.90	4,305
7.001 - 7.500	1	29,807	0.01	732	100.00	29,807	21.14	3,745
7.501 - 8.000	10	414,697	0.17	737	110.37	41,470	24.76	3,385
8.001 - 8.500	47	2,225,438	0.89	727	114.24	47,350	26.83	5,017
8.501 - 9.000	163	7,565,054	3.04	723	115.21	46,411	28.28	4,649
9.001 - 9.500	198	9,380,056	3.77	718	115.71	47,374	28.52	4,372
9.501 - 10.000	558	24,985,528	10.04	713	117.47	44,777	28.00	4,209
10.001 - 10.500	689	30,184,028	12.13	713	118.97	43,808	26.57	4,222
10.501 - 11.000	1,080	46,288,329	18.61	703	118.60	42,860	26.35	3,984
11.001 - 11.500	921	37,559,222	15.10	694	118.24	40,781	25.61	3,762
11.501 - 12.000	903	35,399,380	14.23	682	118.35	39,202	25.21	3,641
12.001 - 12.500	558	21,070,126	8.47	675	118.28	37,760	25.40	3,392
12.501 - 13.000	531	18,978,853	7.63	668	117.61	35,742	25.17	3,270
13.001 - 13.500	289	10,078,373	4.05	664	116.83	34,873	24.63	3,049
13.501 - 14.000	101	3,456,587	1.39	664	118.41	34,224	24.50	2,794
14.001 - 14.500	22	697,707	0.28	660	119.34	31,714	26.62	2,179
14.501 - 15.000	7	242,179	0.10	659	115.05	34,597	24.15	2,782
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Original Home Loan Principal Balance

Range of Original Home Loan Principal Balance	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 25,000	716	15,361,070	6.18	694	114.11	21,454	18.90	3,081
25,001 - 50,000	4,154	157,357,970	63.26	690	117.88	37,881	24.62	3,640
50,001 - 75,000	1,172	72,285,842	29.06	705	119.01	61,677	30.54	4,270
75,001 - 100,000	42	3,734,078	1.50	739	118.80	88,907	35.46	6,402
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

Aggregate Combined LTV Ratio

Range of Combined LTV Ratios (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
20.01 - 30.00	1	24,974	0.01	665	24,974	100.00	3,410
30.01- 40.00	1	42,151	0.02	660	42,151	N/A	5,089
40.01 - 50.00	3	83,135	0.03	692	27,712	45.44	6,204
50.01 - 60.00	1	37,221	0.01	664	37,221	50.00	3,571
60.01 - 70.00	4	54,116	0.02	737	13,529	25.60	2,874
70.01 - 75.00	7	250,212	0.10	709	35,745	40.69	2,937
75.01 - 80.00	26	632,575	0.25	698	24,330	25.87	3,007
80.01 - 85.00	8	240,254	0.10	693	30,032	30.74	3,576
85.01 - 90.00	22	532,910	0.21	706	24,223	24.92	4,201
90.01 - 95.00	47	1,425,119	0.57	701	30,322	25.71	3,675
95.01 - 100.00	142	4,057,092	1.63	702	28,571	25.79	3,092
100.01 - 105.00	241	8,751,900	3.52	688	36,315	22.85	4,102
105.01 - 110.00	593	23,323,946	9.38	694	39,332	23.23	4,095
110.01 - 115.00	980	40,109,583	16.13	693	40,928	24.81	3,904
115.01 - 120.00	1,129	48,128,560	19.35	695	42,629	25.87	3,905
120.01 - 125.00	2,877	120,968,314	48.63	696	42,047	27.45	3,736
125.01 - 130.00	2	76,898	0.03	701	38,449	28.58	2,559
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**40,884**	**26.15**	**3,830**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Junior Ratios*

Range of Junior Ratios (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Residual Income ($)
0.01 - 5.00	1	22,158	0.01	691	103.00	22,158	9,801
5.01 - 10.00	38	739,310	0.30	692	107.86	19,456	4,406
10.01 - 15.00	454	12,899,311	5.19	690	111.64	28,413	4,284
15.01 - 20.00	1,460	51,950,036	20.90	692	117.64	35,582	4,149
20.01 - 25.00	1,530	60,272,994	24.25	691	118.25	39,394	3,832
25.01 - 30.00	1,219	54,135,189	21.78	696	118.61	44,410	3,716
30.01 - 40.00	1,085	53,188,136	21.40	700	119.18	49,021	3,639
40.01 - 50.00	231	11,845,288	4.77	707	118.18	51,278	3,419
50.01 - 60.00	52	2,937,344	1.18	707	119.27	56,487	3,152
60.01 - 70.00	6	365,384	0.15	698	115.79	60,897	5,121
70.01 - 80.00	4	201,013	0.08	698	100.22	50,253	2,962
90.01+	1	24,974	0.01	665	27.00	24,974	3,410
Total:	**6,081**	**248,581,137**	**100.00**	**695**	**118.01**	**40,878**	**3,831**

* Excludes home loans secured by first liens.

Aggregate Original Term to Maturity

Range of Months Original Term to Maturity	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 96	20	609,597	0.25	695	113.05	30,480	20.73	4,835
97 - 120	254	9,230,537	3.71	700	116.49	36,341	25.44	4,284
121 - 144	3	132,031	0.05	679	123.02	44,010	33.15	2,924
145 - 168	3	107,717	0.04	707	116.23	35,906	18.92	2,662
169 - 180	4,151	168,589,169	67.78	697	117.82	40,614	26.05	3,958
181 - 288	581	22,168,914	8.91	688	118.10	38,156	25.01	3,512
289 - 300	1,072	47,900,995	19.26	693	118.85	44,684	27.21	3,434
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Remaining Term to Stated Maturity

Range of Months Remaining Term to Maturity	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 96	33	747,845	0.30	700	107.66	22,662	21.09	4,756
97 - 108	2	58,031	0.02	717	121.70	29,016	18.66	5,578
109 - 120	256	9,393,139	3.78	700	115.81	36,692	25.75	4,233
121 - 144	22	589,102	0.24	702	98.18	26,777	28.45	2,728
145 - 156	1	28,380	0.01	736	112.00	28,380	21.70	2,555
157 - 168	8	283,219	0.11	700	118.41	35,402	22.33	3,107
169 - 180	4,109	167,569,335	67.37	696	117.96	40,781	26.04	3,964
181 - 288	589	22,508,086	9.05	688	118.01	38,214	25.18	3,499
289 - 300	1,064	47,561,822	19.12	693	118.90	44,701	27.14	3,439
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

Aggregate Year of Origination

Year of Origination	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1998	40	747,194	0.30	710	88.87	18,680	28.48	3,107
1999	16	428,730	0.17	703	98.47	26,796	28.92	2,770
2000	3	123,638	0.05	686	112.56	41,213	29.66	3,154
2001	2	61,011	0.02	712	113.60	30,505	24.39	2,745
2002	18	680,411	0.27	703	119.81	37,801	27.70	3,883
2003	6,005	246,697,976	99.18	695	118.11	41,082	26.13	3,835
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Geographic Distribution of Mortgage Properties

State*	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Ohio	498	19,230,357	7.73	695	119.15	38,615	25.52	3,812
Indiana	426	16,417,841	6.60	698	119.37	38,540	26.53	3,753
Pennsylvania	359	14,441,702	5.81	696	118.27	40,228	29.01	3,648
Florida	328	13,560,136	5.45	693	117.66	41,342	27.91	3,606
Colorado	275	12,558,589	5.05	694	117.21	45,668	22.07	3,771
Virginia	253	10,875,545	4.37	696	116.64	42,986	25.71	4,006
Arizona	249	10,572,374	4.25	694	117.36	42,459	24.28	3,789
Missouri	252	9,429,943	3.79	694	118.72	37,420	26.16	3,777
Michigan	234	9,422,792	3.79	690	118.38	40,268	25.74	3,659
California	189	8,716,391	3.50	694	115.01	46,118	23.73	4,259
North Carolina	210	8,558,956	3.44	698	118.50	40,757	26.21	3,874
Kansas	219	8,283,379	3.33	695	118.72	37,824	25.72	4,156
Washington	168	7,390,764	2.97	696	116.78	43,993	24.54	3,724
Maryland	149	6,731,717	2.71	699	117.00	45,179	25.20	4,274
Wisconsin	163	6,583,261	2.65	693	118.38	40,388	27.50	3,639
Nebraska	167	6,441,298	2.59	697	119.81	38,571	26.61	3,714
Iowa	155	6,257,893	2.52	699	119.84	40,374	29.10	3,584
Alabama	151	6,071,311	2.44	694	117.90	40,207	29.23	3,589
Oregon	133	5,774,659	2.32	697	117.14	43,418	25.61	4,102
Kentucky	150	5,568,478	2.24	695	119.05	37,123	27.20	3,454
Utah	137	5,213,058	2.10	691	118.05	38,052	22.00	3,551
Georgia	116	5,131,014	2.06	696	119.03	44,233	26.22	4,322
Other	1,103	45,507,500	18.30	695	117.43	41,258	26.84	3,922
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

* The reference to "Other" in the preceding table includes states and the District of Columbia that contain mortgage properties for less than 2% of the home loans.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Mortgaged Property Type

Property Type	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Single Family Residence	5,500	224,119,283	90.10	695	118.02	40,749	26.39	3,826
PUD Detached	348	15,585,802	6.27	695	118.04	44,787	23.28	4,084
Condominium	128	4,639,167	1.87	692	116.64	36,243	24.37	3,376
PUD Attached	51	2,284,740	0.92	694	119.50	44,799	26.63	3,242
Townhouse/Rowhouse Attached	41	1,535,930	0.62	695	115.33	37,462	26.24	4,173
Multifamily (2-4 units)	14	480,372	0.19	693	117.07	34,312	20.41	3,599
Townhouse/Rowhouse Detached	2	93,665	0.04	705	118.71	46,832	29.86	4,567
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

Aggregate Loan Purpose

Loan Purpose	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Debt Consolidation	4,776	196,013,287	78.80	694	118.27	41,041	26.30	3,818
Cash	681	25,971,761	10.44	702	116.54	38,138	24.54	3,976
Rate/Term Refinance	510	22,171,180	8.91	696	118.05	43,473	26.51	3,819
Convenience	51	2,262,215	0.91	701	115.80	44,357	27.54	3,443
Other	42	1,259,460	0.51	703	107.95	29,987	25.20	3,522
Home Improvement	10	412,524	0.17	697	116.51	41,252	27.56	4,035
Home Improvement/Debt Consolidation	6	338,815	0.14	720	120.43	56,469	34.57	3,307
Asset Acquisition	3	134,598	0.05	681	124.07	44,866	27.06	3,094
Education	3	127,985	0.05	683	101.59	42,662	19.33	6,631
Purchase Money	2	47,134	0.02	761	93.23	23,567	14.12	2,452
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Prepayment Penalty Terms

Prepayment Penalty Terms	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
None	4,031	163,125,109	65.58	696	118.07	40,468	25.79	3,869
12 Months	21	895,060	0.36	690	117.97	42,622	25.30	3,395
24 Months	9	385,961	0.16	693	116.85	42,885	22.67	3,540
36 Months	2,001	83,411,277	33.53	693	117.83	41,685	26.84	3,762
60 Months	15	679,340	0.27	702	117.91	45,289	28.40	3,785
Other	7	242,213	0.10	688	119.09	34,602	30.16	3,670
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

Aggregate Lien Priority

Lien Priority	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
First Lien	3	157,822	0.06	698	86.63	52,607	N/A	2,817
Second Lien	6,081	248,581,137	99.94	695	118.01	40,878	26.15	3,831
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Debt-to-Income Ratios as of the Date of Origination

Range of Debt-to-Income Ratios as of the Date of Origination (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
0.01 - 5.00	4	125,048	0.05	700	113.30	31,262	22.70	13,553
5.01 - 10.00	5	187,250	0.08	701	122.64	37,450	25.91	12,189
10.01 - 15.00	9	308,521	0.12	693	112.36	34,280	23.46	7,776
15.01 - 20.00	40	1,412,169	0.57	710	116.14	35,304	28.77	7,828
20.01 - 25.00	178	6,450,513	2.59	701	116.11	36,239	28.77	5,752
25.01 - 30.00	615	23,534,468	9.46	699	117.02	38,267	26.69	5,030
30.01 - 35.00	1,022	39,616,976	15.93	697	117.80	38,764	26.74	4,330
35.01 - 40.00	1,427	57,841,228	23.25	696	118.23	40,533	26.23	3,881
40.01 - 45.00	1,783	72,087,289	28.98	691	118.10	40,430	25.12	3,302
45.01 - 50.00	995	46,878,046	18.85	695	118.50	47,114	26.46	3,086
50.01- 55.00	6	297,452	0.12	674	117.92	49,575	22.24	3,819
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**	**3,830**

Aggregate Residual Income as of the Date of Origination

Range of Residual Income as of the Date of Origination ($)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)
Less than 1,500	3	49,135	0.02	711	92.45	16,378	35.36
1,500 - 1,999	337	10,707,435	4.30	701	116.05	31,773	30.19
2,000 - 2,999	1,591	60,181,468	24.19	696	118.23	37,826	27.37
3,000 - 3,999	2,242	90,417,819	36.35	693	118.38	40,329	26.02
4,000 - 4,999	1,048	45,729,327	18.38	694	118.18	43,635	25.52
5,000 - 5,999	456	20,894,449	8.40	696	117.52	45,821	24.64
6,000 or Greater	407	20,759,327	8.35	700	116.68	51,006	23.94
Total:	**6,084**	**248,738,960**	**100.00**	**695**	**117.99**	**40,884**	**26.15**

Group I Summary

	Summary Statistics	Minimum	Maximum
Number of Loans:	3,051		
Current Principal Balance:	$123,873,758	$3,114	$100,000
Average Current Principal Balance:	$40,601		
Original Principal Balance:	$124,405,229	$10,000	$100,000
Average Original Principal Balance:	$40,775		
Weighted Average Gross Loan Rate:	11.157%	5.000%	14.625%
Weighted Average Original Term:	207	60	300
Weighted Average Remaining Term:	205	58	300
Weighted Average Combined LTV:	118.15%	27.00	126.00
Weighted Average FICO Score:	695	640	796
Weighted Average Borrower DTI:	39.05%	5.00%	51.00%
Balloon Loans (% of Total):	0.18%		
Weighted Average Jr. Mortgage Ratio:	26.38%		
Lien Position (1st/2nd):	0.07% / 99.93%		
Geographic Distribution:			
(states w/ > 5% concentration)			
	Ohio	8.38%	
	Indiana	6.72%	
	Pennsylvania	6.04%	
	Florida	5.54%	

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group I Credit Scores as of the Date of Origination

Range of Credit Scores as of the Date of Origination	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
640 - 659	235	7,518,142	6.07	115.82	31,992	21.66	3,910
660 - 679	828	32,578,338	26.30	118.18	39,346	25.06	3,748
680 - 699	823	34,711,905	28.02	118.54	42,177	26.86	3,667
700 - 719	599	25,449,789	20.54	118.36	42,487	27.62	3,730
720 - 739	342	14,361,114	11.59	118.44	41,992	27.64	3,934
740 - 759	144	5,928,604	4.79	118.02	41,171	27.44	3,804
760 - 779	62	2,486,771	2.01	116.98	40,109	27.03	3,873
780 - 799	18	839,094	0.68	114.95	46,616	31.59	3,594
Total:	**3,051**	**123,873,758**	**100.00**	**118.15**	**40,601**	**26.38**	**3,757**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group I Loan Rates

Range of Loan Rates (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
4.501 - 5.000	1	34,558	0.03	650	113.00	34,558	27.82	2,072
5.501 - 6.000	1	34,842	0.03	659	104.00	34,842	46.78	3,121
7.001 - 7.500	1	29,807	0.02	732	100.00	29,807	21.14	3,745
7.501 - 8.000	5	164,131	0.13	723	103.01	32,826	23.35	3,140
8.001 - 8.500	22	971,088	0.78	724	112.61	44,140	30.32	4,232
8.501 - 9.000	89	4,099,698	3.31	722	114.97	46,064	28.78	4,320
9.001 - 9.500	97	4,784,881	3.86	719	116.65	49,329	28.58	4,073
9.501 - 10.000	290	12,657,263	10.22	713	117.97	43,646	27.63	4,121
10.001 - 10.500	345	14,592,535	11.78	712	118.95	42,297	26.68	4,124
10.501 - 11.000	549	23,482,067	18.96	703	118.82	42,772	26.65	3,990
11.001 - 11.500	474	19,216,326	15.51	695	118.89	40,541	26.02	3,659
11.501 - 12.000	430	16,647,812	13.44	682	118.10	38,716	25.72	3,528
12.001 - 12.500	265	10,086,392	8.14	675	117.80	38,062	25.90	3,448
12.501 - 13.000	266	9,700,290	7.83	668	118.26	36,467	25.22	3,241
13.001 - 13.500	145	5,029,460	4.06	664	116.93	34,686	24.12	3,115
13.501 - 14.000	57	1,884,195	1.52	664	117.91	33,056	23.68	2,830
14.001 - 14.500	13	438,291	0.35	660	118.73	33,715	26.55	2,234
14.501 - 15.000	1	20,123	0.02	663	109.00	20,123	14.28	1,746
Total:	**3,051**	**123,873,758**	**100.00**	**695**	**118.15**	**40,601**	**26.38**	**3,757**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group I Original Home Loan Principal Balance

Range of Original Home Loan Principal Balance	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 25,000	346	7,404,828	5.98	696	113.90	21,401	18.91	3,037
25,001 - 50,000	2,126	80,414,196	64.92	690	118.00	37,824	24.71	3,651
50,001 - 75,000	558	34,224,618	27.63	705	119.35	61,334	31.31	4,114
75,001 - 100,000	21	1,830,115	1.48	740	119.74	87,148	38.38	4,651
Total:	**3,051**	**123,873,758**	**100.00**	**695**	**118.15**	**40,601**	**26.38**	**3,757**

Group I Combined LTV Ratio

Range of Combined LTV Ratios (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
20.01 - 30.00	1	24,974	0.02	665	24,974	100.00	3,410
30.01- 40.00	1	42,151	0.03	660	42,151	N/A	5,089
60.01 - 70.00	1	15,527	0.01	787	15,527	30.06	4,881
70.01 - 75.00	4	124,440	0.10	701	31,110	47.68	2,827
75.01 - 80.00	18	452,547	0.37	697	25,141	26.24	2,800
80.01 - 85.00	4	124,626	0.10	713	31,157	30.50	2,640
85.01 - 90.00	9	225,360	0.18	706	25,040	31.03	3,759
90.01 - 95.00	23	730,076	0.59	706	31,742	27.51	3,133
95.01 - 100.00	66	1,997,518	1.61	702	30,265	26.67	3,115
100.01 - 105.00	111	3,902,042	3.15	687	35,154	23.34	3,979
105.01 - 110.00	293	11,393,169	9.20	695	38,885	24.07	3,958
110.01 - 115.00	478	19,256,911	15.55	692	40,286	25.08	3,846
115.01 - 120.00	578	24,291,452	19.61	695	42,027	25.94	3,794
120.01 - 125.00	1,463	61,265,865	49.46	696	41,877	27.47	3,703
125.01 - 130.00	1	27,100	0.02	714	27,100	15.97	2,407
Total:	**3,051**	**123,873,758**	**100.00**	**695**	**40,601**	**26.38**	**3,757**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group I Junior Ratios*

Range of Junior Ratios (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Residual Income ($)
5.01 - 10.00	18	313,890	0.25	695	107.38	17,438	4,064
10.01 - 15.00	199	5,423,207	4.38	690	111.96	27,252	3,985
15.01 - 20.00	729	24,676,950	19.93	693	117.98	33,850	3,896
20.01 - 25.00	773	30,494,766	24.63	690	118.35	39,450	3,823
25.01 - 30.00	628	27,577,673	22.28	696	118.80	43,913	3,730
30.01 - 40.00	558	27,804,732	22.46	700	119.15	49,829	3,668
40.01 - 50.00	116	6,040,207	4.88	708	117.87	52,071	3,404
50.01 - 60.00	23	1,202,900	0.97	701	118.00	52,300	2,832
60.01 - 70.00	2	133,134	0.11	703	114.52	66,567	3,338
70.01 - 80.00	2	98,503	0.08	705	103.72	49,251	1,874
90.01+	1	24,974	0.02	665	27.00	24,974	3,410
Total:	**3,049**	**123,790,936**	**100.00**	**695**	**118.19**	**40,601**	**3,758**

* Excludes home loans secured by first liens.

Group I Original Term to Maturity

Range of Months Original Term to Maturity	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 96	9	240,913	0.19	701	107.44	26,768	17.88	4,062
97 - 120	108	4,009,813	3.24	699	116.58	37,128	25.13	4,155
121 - 144	3	132,031	0.11	679	123.02	44,010	33.15	2,924
169 - 180	2,075	83,779,718	67.63	696	118.06	40,376	26.32	3,908
181 - 288	316	11,808,930	9.53	687	117.76	37,370	25.26	3,467
289 - 300	540	23,902,353	19.30	693	119.02	44,264	27.43	3,306
Total:	**3,051**	**123,873,758**	**100.00**	**695**	**118.15**	**40,601**	**26.38**	**3,757**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group I Remaining Term to Stated Maturity

Range of Months Remaining Term to Maturity	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 96	12	281,000	0.23	708	104.13	23,417	19.73	4,104
109 - 120	116	4,217,603	3.40	699	115.06	36,359	25.72	4,075
121 - 144	13	378,645	0.31	695	104.72	29,127	29.18	2,817
157 - 168	1	34,246	0.03	641	120.00	34,246	17.68	4,479
169 - 180	2,053	83,250,981	67.21	696	118.22	40,551	26.29	3,915
181 - 288	319	11,883,562	9.59	687	117.70	37,253	25.25	3,460
289 - 300	537	23,827,721	19.24	693	119.06	44,372	27.44	3,309
Total:	**3,051**	**123,873,758**	**100.00**	**695**	**118.15**	**40,601**	**26.38**	**3,757**

Group I Year of Origination

Year of Origination	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1998	19	419,053	0.34	709	88.25	22,055	32.31	3,068
1999	6	123,125	0.10	695	90.35	20,521	20.64	2,413
2000	1	47,275	0.04	700	121.00	47,275	33.35	2,192
2001	1	32,631	0.03	691	115.00	32,631	26.75	2,910
2002	2	54,004	0.04	655	117.80	27,002	16.10	3,749
2003	3,022	123,197,671	99.45	695	118.28	40,767	26.37	3,762
Total:	**3,051**	**123,873,758**	**100.00**	**695**	**118.15**	**40,601**	**26.38**	**3,757**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group I Geographic Distribution of Mortgage Properties

State*	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Ohio	275	10,378,136	8.38	696	118.93	37,739	25.36	3,777
Indiana	211	8,327,231	6.72	699	119.77	39,466	27.09	3,724
Pennsylvania	189	7,486,681	6.04	696	118.06	39,612	28.05	3,540
Florida	167	6,863,755	5.54	692	117.92	41,100	28.26	3,535
Colorado	132	5,973,545	4.82	700	118.30	45,254	22.76	3,644
Arizona	126	5,330,206	4.30	689	117.01	42,303	24.40	3,757
Virginia	119	5,188,028	4.19	697	117.13	43,597	26.04	4,034
Michigan	119	4,809,395	3.88	688	118.40	40,415	25.28	3,789
Missouri	125	4,644,397	3.75	690	118.67	37,155	26.12	3,665
Kansas	126	4,570,065	3.69	694	118.99	36,270	25.40	4,234
California	91	4,242,579	3.42	694	116.42	46,622	25.65	3,870
North Carolina	100	4,009,413	3.24	697	118.31	40,094	26.62	3,909
Washington	90	3,923,609	3.17	694	116.58	43,596	25.41	3,765
Nebraska	90	3,602,956	2.91	697	119.96	40,033	26.72	3,608
Iowa	79	3,053,927	2.47	700	120.30	38,657	28.36	3,537
Oregon	69	2,983,825	2.41	698	115.97	43,244	25.30	3,755
Alabama	75	2,974,928	2.40	695	119.13	39,666	28.16	3,491
Kentucky	76	2,868,240	2.32	702	119.07	37,740	27.97	3,500
Wisconsin	67	2,799,041	2.26	693	117.90	41,777	27.35	3,753
Maryland	64	2,745,389	2.22	696	116.91	42,897	25.08	4,008
Oklahoma	73	2,665,293	2.15	696	118.86	36,511	30.42	3,535
Other	588	24,433,118	19.72	694	117.61	41,553	26.65	3,844
Total:	**3,051**	**123,873,758**	**100.00**	**695**	**118.15**	**40,601**	**26.38**	**3,757**

* The reference to "Other" in the preceding table includes states and the District of Columbia that contain mortgage properties for less than 2% of the home loans.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group I Mortgaged Property Type

Property Type	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Single Family Residence	2,769	111,992,790	90.41	695	118.11	40,445	26.54	3,766
PUD Detached	161	7,110,676	5.74	695	118.55	44,166	24.04	3,961
Condominium	65	2,421,843	1.96	691	118.48	37,259	25.20	3,120
PUD Attached	27	1,299,300	1.05	702	120.85	48,122	28.74	3,322
Townhouse/Rowhouse Attached	18	626,352	0.51	689	113.47	34,797	26.40	3,467
Multifamily (2-4 units)	9	329,133	0.27	696	119.29	36,570	22.77	3,268
Townhouse/Rowhouse Detached	2	93,665	0.08	705	118.71	46,832	29.86	4,567
Total:	**3,051**	**123,873,758**	**100.00**	**695**	**118.15**	**40,601**	**26.38**	**3,757**

Group I Loan Purpose

Loan Purpose	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Debt Consolidation	2,398	97,254,681	78.51	694	118.37	40,557	26.34	3,754
Cash	334	12,869,460	10.39	702	117.27	38,531	25.99	3,766
Rate/Term Refinance	261	11,364,832	9.17	695	118.17	43,543	27.15	3,755
Convenience	27	1,149,317	0.93	700	115.39	42,567	27.16	3,588
Other	19	656,170	0.53	701	108.34	34,535	25.63	3,703
Home Improvement	4	180,307	0.15	697	119.72	45,077	26.88	4,340
Home Improvement/Debt Consolidation	3	175,335	0.14	715	121.85	58,445	33.50	3,808
Asset Acquisition	2	109,598	0.09	686	124.09	54,799	28.62	3,275
Education	2	83,598	0.07	685	99.79	41,799	14.85	8,850
Purchase Money	1	30,461	0.02	794	95.00	30,461	15.79	1,951
Total:	**3,051**	**123,873,758**	**100.00**	**695**	**118.15**	**40,601**	**26.38**	**3,757**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group I Prepayment Penalty Terms

Prepayment Penalty Terms	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
None	2,034	81,284,193	65.62	696	118.26	39,963	25.96	3,800
12 Months	11	497,315	0.40	682	117.63	45,210	28.08	2,930
24 Months	5	197,109	0.16	685	116.06	39,422	20.02	4,207
36 Months	997	41,742,620	33.70	692	117.96	41,868	27.20	3,679
Other	4	152,521	0.12	679	118.28	38,130	31.94	4,429
Total:	**3,051**	**123,873,758**	**100.00**	**695**	**118.15**	**40,601**	**26.38**	**3,757**

Group I Lien Priority

Lien Priority	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
First Lien	2	82,822	0.07	685	65.46	41,411	N/A	3,328
Second Lien	3,049	123,790,936	99.93	695	118.19	40,601	26.38	3,758
Total:	**3,051**	**123,873,758**	**100.00**	**695**	**118.15**	**40,601**	**26.38**	**3,757**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group I Debt-to-Income Ratios as of the Date of Origination

Range of Debt-to-Income Ratios as of the Date of Origination (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
0.01 - 5.00	2	77,903	0.06	724	125.00	38,952	29.67	19,042
5.01 - 10.00	2	71,984	0.06	701	121.93	35,992	27.16	17,236
10.01 - 15.00	7	248,834	0.20	699	110.31	35,548	24.35	7,920
15.01 - 20.00	18	590,227	0.48	706	118.00	32,790	30.72	5,741
20.01 - 25.00	93	3,344,005	2.70	701	116.53	35,957	29.80	5,350
25.01 - 30.00	331	12,657,503	10.22	700	117.22	38,240	26.63	4,907
30.01 - 35.00	518	19,882,734	16.05	696	117.88	38,384	26.85	4,161
35.01 - 40.00	706	28,632,993	23.11	696	118.27	40,557	26.57	3,795
40.01 - 45.00	901	36,344,174	29.34	692	118.35	40,338	25.30	3,271
45.01 - 50.00	471	21,934,236	17.71	694	118.76	46,570	26.77	3,040
50.01- 55.00	2	89,166	0.07	677	119.72	44,583	19.56	4,044
Total:	**3,051**	**123,873,758**	**100.00**	**695**	**118.15**	**40,601**	**26.38**	**3,757**

Group I Residual Income as of the Date of Origination

Range of Residual Income as of the Date of Origination ($)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)
1,500 - 1,999	179	5,644,423	4.56	702	114.88	31,533	30.13
2,000 - 2,999	776	29,623,565	23.91	696	118.48	38,175	27.26
3,000 - 3,999	1,165	46,775,432	37.76	693	118.49	40,151	26.04
4,000 - 4,999	516	22,448,855	18.12	695	118.42	43,506	26.26
5,000 - 5,999	230	10,473,796	8.46	696	117.41	45,538	25.28
6,000 or Greater	185	8,907,688	7.19	697	117.55	48,150	24.52
Total:	**3,051**	**123,873,758**	**100.00**	**695**	**118.15**	**40,601**	**26.38**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group II Summary

	Summary Statistics	Minimum	Maximum
Number of Loans:	3,033		
Current Principal Balance:	$124,865,201	$350	$100,000
Average Current Principal Balance:	$41,169		
Original Principal Balance:	$125,516,589	$10,000	$100,000
Average Original Principal Balance:	$41,384		
Weighted Average Gross Loan Rate:	11.170%	4.000%	14.875%
Weighted Average Original Term:	205	60	300
Weighted Average Remaining Term:	203	1	300
Weighted Average Combined LTV:	117.82%	40.00	126.00
Weighted Average FICO Score:	695	640	806
Weighted Average Borrower DTI:	39.43%	41.00%	51.00%
Balloon Loans (% of Total):	0.13%		
Weighted Average Jr. Mortgage Ratio:	25.91%		
Lien Position (1st/2nd):	0.06% / 99.94%		
Geographic Distribution:			
(states w/ > 5% concentration)			
	Ohio	7.09%	
	Indiana	6.48%	
	Pennsylvania	5.57%	
	Florida	5.36%	
	Colorado	5.27%	

Group II Credit Scores as of the Date of Origination

Range of Credit Scores as of the Date of Origination	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
640 - 659	248	7,929,233	6.35	114.76	31,973	21.26	3,898
660 - 679	843	33,151,164	26.55	118.01	39,325	24.88	3,760
680 - 699	752	32,021,483	25.64	117.70	42,582	25.75	3,887
700 - 719	629	27,284,460	21.85	118.42	43,378	26.83	3,916
720 - 739	340	15,224,305	12.19	118.66	44,777	28.41	4,012
740 - 759	151	6,263,864	5.02	117.51	41,483	27.40	4,256
760 - 779	53	2,236,465	1.79	116.92	42,197	27.64	3,747
780 - 799	16	721,904	0.58	113.70	45,119	25.71	5,747
800 or Greater	1	32,324	0.03	114.00	32,324	21.26	6,726
Total:	**3,033**	**124,865,201**	**100.00**	**117.82**	**41,169**	**25.91**	**3,903**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group II Loan Rates

Range of Loan Rates (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
3.501 - 4.000	1	34,572	0.03	712	114.00	34,572	12.94	3,001
6.501 - 7.000	3	79,624	0.06	718	98.79	26,541	26.90	4,305
7.501 - 8.000	5	250,566	0.20	746	115.20	50,113	25.69	3,546
8.001 - 8.500	25	1,254,350	1.00	729	115.50	50,174	24.14	5,626
8.501 - 9.000	74	3,465,356	2.78	723	115.49	46,829	27.70	5,038
9.001 - 9.500	101	4,595,175	3.68	717	114.73	45,497	28.45	4,683
9.501 - 10.000	268	12,328,264	9.87	712	116.96	46,001	28.39	4,299
10.001 - 10.500	344	15,591,493	12.49	714	118.99	45,324	26.47	4,314
10.501 - 11.000	531	22,806,262	18.26	703	118.38	42,950	26.04	3,978
11.001 - 11.500	447	18,342,895	14.69	693	117.56	41,036	25.18	3,869
11.501 - 12.000	473	18,751,569	15.02	683	118.57	39,644	24.77	3,740
12.001 - 12.500	293	10,983,734	8.80	675	118.73	37,487	24.95	3,341
12.501 - 13.000	265	9,278,563	7.43	669	116.92	35,013	25.12	3,300
13.001 - 13.500	144	5,048,914	4.04	665	116.73	35,062	25.14	2,983
13.501 - 14.000	44	1,572,392	1.26	664	119.01	35,736	25.48	2,751
14.001 - 14.500	9	259,417	0.21	661	120.38	28,824	26.74	2,086
14.501 - 15.000	6	222,056	0.18	658	115.60	37,009	25.04	2,876
Total:	**3,033**	**124,865,201**	**100.00**	**695**	**117.82**	**41,169**	**25.91**	**3,903**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group II Original Home Loan Principal Balance

Range of Original Home Loan Principal Balance	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 25,000	370	7,956,242	6.37	693	114.31	21,503	18.89	3,122
25,001 - 50,000	2,028	76,943,774	61.62	690	117.75	37,941	24.54	3,629
50,001 - 75,000	614	38,061,224	30.48	705	118.70	61,989	29.85	4,411
75,001 - 100,000	21	1,903,962	1.52	737	117.90	90,665	32.64	8,085
Total:	**3,033**	**124,865,201**	**100.00**	**695**	**117.82**	**41,169**	**25.91**	**3,903**

Group II Combined LTV Ratio

Range of Combined LTV Ratios (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
40.01 - 50.00	3	83,135	0.07	692	27,712	45.44	6,204
50.01 - 60.00	1	37,221	0.03	664	37,221	50.00	3,571
60.01 - 70.00	3	38,589	0.03	716	12,863	23.20	2,067
70.01 - 75.00	3	125,772	0.10	717	41,924	33.44	3,046
75.01 - 80.00	8	180,028	0.14	703	22,504	25.02	3,528
80.01 - 85.00	4	115,628	0.09	671	28,907	31.00	4,586
85.01 - 90.00	13	307,550	0.25	706	23,658	20.70	4,526
90.01 - 95.00	24	695,043	0.56	696	28,960	23.87	4,244
95.01 - 100.00	76	2,059,574	1.65	702	27,100	24.95	3,070
100.01 - 105.00	130	4,849,858	3.88	688	37,307	22.46	4,202
105.01 - 110.00	300	11,930,777	9.55	694	39,769	22.41	4,227
110.01 - 115.00	502	20,852,672	16.70	694	41,539	24.55	3,958
115.01 - 120.00	551	23,837,108	19.09	694	43,262	25.80	4,018
120.01 - 125.00	1,414	59,702,449	47.81	697	42,222	27.42	3,771
125.01 - 130.00	1	49,798	0.04	694	49,798	35.42	2,641
Total:	**3,033**	**124,865,201**	**100.00**	**695**	**41,169**	**25.91**	**3,903**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group II Junior Ratios*

Range of Junior Ratios (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Residual Income ($)
0.01 - 5.00	1	22,158	0.02	691	103.00	22,158	9,801
5.01 - 10.00	20	425,420	0.34	689	108.21	21,271	4,658
10.01 - 15.00	255	7,476,104	5.99	690	111.41	29,318	4,501
15.01 - 20.00	731	27,273,086	21.86	691	117.33	37,309	4,378
20.01 - 25.00	757	29,778,227	23.86	692	118.15	39,337	3,841
25.01 - 30.00	591	26,557,516	21.28	696	118.42	44,937	3,702
30.01 - 40.00	527	25,383,404	20.34	701	119.22	48,166	3,609
40.01 - 50.00	115	5,805,082	4.65	705	118.51	50,479	3,434
50.01 - 60.00	29	1,734,445	1.39	712	120.16	59,808	3,373
60.01 - 70.00	4	232,250	0.19	695	116.52	58,062	6,144
70.01 - 80.00	2	102,510	0.08	692	96.85	51,255	4,007
Total:	**3,032**	**124,790,201**	**100.00**	**695**	**117.83**	**41,158**	**3,904**

* Excludes home loans secured by first liens.

Group II Original Term to Maturity

Range of Months Original Term to Maturity	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 96	11	368,684	0.30	690	116.73	33,517	22.51	5,339
97 - 120	146	5,220,724	4.18	701	116.42	35,758	25.68	4,383
145 - 168	3	107,717	0.09	707	116.23	35,906	18.92	2,662
169 - 180	2,076	84,809,451	67.92	697	117.59	40,852	25.80	4,007
181 - 288	265	10,359,984	8.30	688	118.48	39,094	24.72	3,564
289 - 300	532	23,998,641	19.22	692	118.68	45,110	26.98	3,561
Total:	**3,033**	**124,865,201**	**100.00**	**695**	**117.82**	**41,169**	**25.91**	**3,903**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group II Remaining Term to Stated Maturity

Range of Months Remaining Term to Maturity	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1 - 96	21	466,844	0.37	696	109.79	22,231	21.84	5,149
97 - 108	2	58,031	0.05	717	121.70	29,016	18.66	5,578
109 - 120	140	5,175,536	4.14	701	116.43	36,968	25.77	4,362
121 - 144	9	210,457	0.17	715	86.43	23,384	27.25	2,567
145 - 156	1	28,380	0.02	736	112.00	28,380	21.70	2,555
157 - 168	7	248,974	0.20	708	118.19	35,568	22.98	2,918
169 - 180	2,056	84,318,354	67.53	697	117.71	41,011	25.80	4,012
181 - 288	270	10,624,524	8.51	689	118.36	39,350	25.11	3,543
289 - 300	527	23,734,101	19.01	692	118.73	45,036	26.83	3,570
Total:	**3,033**	**124,865,201**	**100.00**	**695**	**117.82**	**41,169**	**25.91**	**3,903**

Group II Year of Origination

Year of Origination	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
1998	21	328,141	0.26	710	89.66	15,626	24.09	3,157
1999	10	305,605	0.24	706	101.74	30,560	32.41	2,914
2000	2	76,363	0.06	677	107.33	38,181	27.25	3,749
2001	1	28,380	0.02	736	112.00	28,380	21.70	2,555
2002	16	626,407	0.50	708	119.98	39,150	28.67	3,894
2003	2,983	123,500,305	98.91	695	117.94	41,401	25.89	3,908
Total:	**3,033**	**124,865,201**	**100.00**	**695**	**117.82**	**41,169**	**25.91**	**3,903**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group II Geographic Distribution of Mortgage Properties

State*	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Ohio	223	8,852,220	7.09	694	119.42	39,696	25.72	3,853
Indiana	215	8,090,610	6.48	698	118.96	37,631	25.97	3,782
Pennsylvania	170	6,955,021	5.57	696	118.48	40,912	30.06	3,763
Florida	161	6,696,380	5.36	693	117.39	41,592	27.55	3,679
Colorado	143	6,585,045	5.27	689	116.22	46,049	21.44	3,886
Virginia	134	5,687,517	4.55	695	116.20	42,444	25.42	3,980
Arizona	123	5,242,168	4.20	699	117.72	42,619	24.17	3,822
Missouri	127	4,785,547	3.83	697	118.78	37,681	26.19	3,886
Michigan	115	4,613,397	3.69	692	118.36	40,116	26.21	3,524
North Carolina	110	4,549,543	3.64	699	118.66	41,359	25.86	3,844
California	98	4,473,811	3.58	695	113.66	45,651	21.92	4,628
Maryland	85	3,986,328	3.19	700	117.06	46,898	25.28	4,457
Wisconsin	96	3,784,220	3.03	693	118.73	39,419	27.62	3,554
Kansas	93	3,713,314	2.97	697	118.39	39,928	26.11	4,060
Washington	78	3,467,155	2.78	698	117.01	44,451	23.55	3,677
Iowa	76	3,203,966	2.57	698	119.40	42,157	29.80	3,629
Alabama	76	3,096,383	2.48	693	116.72	40,742	30.26	3,683
Georgia	70	2,970,048	2.38	695	118.63	42,429	26.24	4,437
Utah	76	2,951,155	2.36	690	118.35	38,831	22.48	3,641
Nebraska	77	2,838,342	2.27	696	119.63	36,862	26.47	3,849
Oregon	64	2,790,834	2.24	697	118.39	43,607	25.95	4,473
Kentucky	74	2,700,238	2.16	687	119.04	36,490	26.38	3,404
Illinois	56	2,501,926	2.00	703	118.78	44,677	25.91	4,553
Other	493	20,330,032	16.28	695	117.11	41,237	26.03	3,961
Total:	**3,033**	**124,865,201**	**100.00**	**695**	**117.82**	**41,169**	**25.91**	**3,903**

* The reference to "Other" in the preceding table includes states and the District of Columbia that contain mortgage properties for less than 2% of the home loans.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group II Mortgaged Property Type

Property Type	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Single Family Residence	2,731	112,126,493	89.80	695	117.92	41,057	26.24	3,886
PUD Detached	187	8,475,126	6.79	696	117.61	45,322	22.64	4,188
Condominium	63	2,217,324	1.78	694	114.63	35,196	23.46	3,655
PUD Attached	24	985,440	0.79	683	117.72	41,060	23.86	3,136
Townhouse/Rowhouse Attached	23	909,578	0.73	699	116.61	39,547	26.14	4,659
Multifamily (2-4 units)	5	151,239	0.12	688	112.24	30,248	15.31	4,320
Total:	**3,033**	**124,865,201**	**100.00**	**695**	**117.82**	**41,169**	**25.91**	**3,903**

Group II Loan Purpose

Loan Purpose	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
Debt Consolidation	2,378	98,758,606	79.09	694	118.18	41,530	26.26	3,881
Cash	347	13,102,300	10.49	702	115.82	37,759	23.12	4,181
Rate/Term Refinance	249	10,806,349	8.65	698	117.92	43,399	25.83	3,886
Convenience	24	1,112,898	0.89	703	116.22	46,371	27.93	3,293
Other	23	603,291	0.48	705	107.52	26,230	24.77	3,325
Home Improvement	6	232,216	0.19	697	114.01	38,703	28.10	3,798
Home Improvement/Debt Consolidation	3	163,481	0.13	725	118.90	54,494	35.72	2,770
Education	1	44,387	0.04	679	105.00	44,387	27.72	2,452
Asset Acquisition	1	25,000	0.02	662	124.00	25,000	20.22	2,298
Purchase Money	1	16,674	0.01	700	90.00	16,674	11.06	3,367
Total:	**3,033**	**124,865,201**	**100.00**	**695**	**117.82**	**41,169**	**25.91**	**3,903**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group II Prepayment Penalty Terms

Prepayment Penalty Terms	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
None	1,997	81,840,916	65.54	696	117.88	40,982	25.63	3,937
12 Months	10	397,745	0.32	700	118.39	39,774	21.84	3,976
24 Months	4	188,852	0.15	701	117.67	47,213	25.43	2,843
36 Months	1,004	41,668,657	33.37	694	117.71	41,503	26.47	3,845
60 Months	15	679,340	0.54	702	117.91	45,289	28.40	3,785
Other	3	89,692	0.07	702	120.47	29,897	27.13	2,380
Total:	**3,033**	**124,865,201**	**100.00**	**695**	**117.82**	**41,169**	**25.91**	**3,903**

Group II Lien Priority

Lien Priority	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
First Lien	1	75,000	0.06	712	110.00	75,000	N/A	2,253
Second Lien	3,032	124,790,201	99.94	695	117.83	41,158	25.91	3,904
Total:	**3,033**	**124,865,201**	**100.00**	**695**	**117.82**	**41,169**	**25.91**	**3,903**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group II Debt-to-Income Ratios as of the Date of Origination

Range of Debt-to-Income Ratios as of the Date of Origination (%)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)	WA Residual Income ($)
0.01 - 5.00	2	47,145	0.04	661	93.97	23,572	11.18	4,483
5.01 - 10.00	3	115,266	0.09	702	123.09	38,422	25.12	9,037
10.01 - 15.00	2	59,687	0.05	671	120.90	29,843	19.71	7,178
15.01 - 20.00	22	821,942	0.66	714	114.81	37,361	27.39	9,326
20.01 - 25.00	85	3,106,508	2.49	701	115.66	36,547	27.66	6,185
25.01 - 30.00	284	10,876,964	8.71	699	116.78	38,299	26.75	5,174
30.01 - 35.00	504	19,734,242	15.80	697	117.73	39,155	26.63	4,500
35.01 - 40.00	721	29,208,235	23.39	695	118.19	40,511	25.90	3,965
40.01 - 45.00	882	35,743,116	28.63	691	117.85	40,525	24.93	3,333
45.01 - 50.00	524	24,943,810	19.98	696	118.28	47,603	26.20	3,126
50.01- 55.00	4	208,286	0.17	672	117.15	52,071	23.39	3,723
Total:	**3,033**	**124,865,201**	**100.00**	**695**	**117.82**	**41,169**	**25.91**	**3,903**

Group II Residual Income as of the Date of Origination

Range of Residual Income as of the Date of Origination ($)	Number of Home Loans	Cut-off Date Balance ($)	Percentage of Home Loans by Cut-off Date Balance (%)	WA FICO	WA CLTV (%)	Average Principal Balance ($)	WA Jr. Ratio (%)
Less than 1,500	3	49,135	0.04	711	92.45	16,378	35.36
1,500 - 1,999	158	5,063,013	4.05	700	117.36	32,044	30.25
2,000 - 2,999	815	30,557,903	24.47	697	117.98	37,494	27.48
3,000 - 3,999	1,077	43,642,387	34.95	693	118.26	40,522	26.00
4,000 - 4,999	532	23,280,472	18.64	692	117.95	43,760	24.81
5,000 - 5,999	226	10,420,653	8.35	696	117.64	46,109	24.00
6,000 or Greater	222	11,851,639	9.49	702	116.02	53,386	23.50
Total:	**3,033**	**124,865,201**	**100.00**	**695**	**117.82**	**41,169**	**25.91**